
MAR 2 9 2002
070


02024820

1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Dated March 29, 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

INDEX TO THE FINANCIAL STATEMENTS

(1) Incorporated by reference to p. F-71 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(2) Incorporated by reference to p. F-72 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(3) Incorporated by reference to pp. F-73-F-102 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(4) Incorporated by reference to pp. F-103-F-130 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(5) Incorporated by reference to pp. F-131-F-161 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

(6) Incorporated by reference to pp. F-188-F-208 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北110基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax: 886 2 2757 6050

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders' of
United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of UMC Group (USA), a wholly-owned subsidiary, and UMC Japan, a 51.51% owned subsidiary, whose statements reflect total assets of NT$10,171 million and NT$25,759 million, respectively, as of December 31, 2000, and total revenues of NT$43,491 million and NT$10,542 million, respectively, for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for UMC Group (USA) and UMC Japan, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the consolidated stockholders' equity and financial position as of December 31, 2000 and 2001, and the consolidated net incomes for the two years ended December 31, 2000 and 2001, to the extent summarized in Note 29 to the consolidated financial statements.



DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan
Republic of China
January 18, 2002



資誠會計師事務所

新竹市科學園區創新一路11號2樓
2F, 11 Innovation Road I,
Hsinchu, Taiwan, R.O.C.
Tel : (03)578-0205
Fax : (03)577-7985

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Director and Stockholders' of
United Microelectronics Corporation and Subsidiaries

We have audited the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of United Microelectronics Corporation and Subsidiaries for the year ended December 31, 1999, expressed in New Taiwan dollars, These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain consolidated subsidiaries and investees accounted for under the equity method. Net income before minority interest for these subsidiaries is NT$1,992 million, which represent 9% of total consolidated net income before minority interests for the year ended December 31, 1999. Total investment for these investees is NT$17,321 million as of December 31, 1999. Related investment income is NT$1,734 million for the year ended December 31, 1999. These statements were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the aforementioned amounts, is solely based on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the Republic of China, which are substantially similar to generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audit and the reports of other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 1999, expressed in New Taiwan dollars, in conformity with generally accepted accounting principles in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles in the United States would have affected the determination of consolidated net income, expressed in New Taiwan dollars, for the year ended December 31, 1999, to the extent summarized in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers

PricewaterhouseCoopers
Taipei, Taiwan
Republic of China
July 25, 2000

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands)

	Notes	As of December 31,		
		2000	2001	
		NT$	NT$	US$
Assets				
Current assets:				
Cash and cash equivalents	4	62,470,073	76,904,068	2,197,259
Marketable securities	5	-	1,286,434	36,755
Notes receivable, net	6	485,577	215,692	6,163
Accounts receivable, net	7	19,861,266	8,887,600	253,932
Inventories, net	8	10,790,577	5,717,203	163,349
Other current assets		3,152,742	7,775,543	222,158
Total current assets		96,760,235	100,786,540	2,879,616
Long-term investments	9	39,514,759	40,756,678	1,164,477
Property, plant and equipment, net	10, 21, 24	163,415,435	169,121,168	4,832,033
Deferred charges		2,271,129	3,685,581	105,302
Deferred tax assets	18	3,816,370	4,371,231	124,892
Other assets		1,063,524	1,708,359	48,810
Restricted deposits		2,947,400	264,700	7,563
Total assets		309,788,852	320,694,257	9,162,693
Liabilities and Stockholders' Equity				
Current liabilities:				
Short-term loans	11	3,968,550	753,450	21,527
Notes and accounts payable		21,157,530	15,652,015	447,200
Income tax payable		803,933	219,877	6,282
Accrued expenses		4,882,225	5,460,428	156,012
Current portion of long-term debts	12,13	9,212,111	9,720,178	277,719
Current portion of capacity deposit		1,256,420	2,512,536	71,787
Other current liabilities		826,511	205,721	5,878
Total current liabilities		42,107,280	34,524,205	986,405
Long-term liabilities:				
Bonds payable	12	3,990,000	38,450,511	1,098,586
Long-term loans	13	31,543,951	16,244,823	464,138
Capacity deposit and other deposit		1,833,832	865,546	24,730
Other long-term liabilities		1,212,251	1,692,451	48,356
		38,580,034	57,253,331	1,635,810
Total liabilities		80,687,314	91,777,536	2,622,215
Minority interest		9,153,591	15,594,468	445,556
Stockholders' equity:				
Capital stock	15	114,714,519	133,356,954	3,810,199
Capital reserve		82,161,068	82,115,682	2,346,163
Retained earnings	17	56,385,155	34,152,379	975,782
Unrealized loss on long-term investments		(2,265,279)	(470,931)	(13,455)
Cumulative translation adjustment		24,202	(160,470)	(4,585)
Treasury stock	16	(31,071,718)	(35,671,361)	(1,019,182)
Total stockholders' equity		219,947,947	213,322,253	6,094,922
Total liabilities and stockholders' equity		309,788,852	320,694,257	9,162,693

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands, except per share data)

	Notes	For the year ended December 31,			
		1999	2000	2001	
		NT$	NT$	NT$	US$
Net operating revenues		33,734,851	115,609,339	69,816,799	1,994,766
Costs of goods sold		(24,828,397)	(57,411,045)	(60,567,909)	(1,730,512)
Gross profit		8,906,454	58,198,294	9,248,890	264,254
Operating expenses:					
Sales and marketing		(406,885)	(1,153,160)	(2,275,884)	(65,025)
General and administrative		(1,288,452)	(3,195,464)	(4,425,568)	(126,445)
Research and development		(3,130,425)	(6,306,273)	(8,959,691)	(255,991)
		(4,825,762)	(10,654,897)	(15,661,143)	(447,461)
Operating income (loss)		4,080,692	47,543,397	(6,412,253)	(183,207)
Non-operating income:					
Interest revenue		1,197,309	2,018,926	2,487,485	71,071
Investment income, net		2,709,862	1,726,345	-	-
Gain on disposal of investments, net		3,737,357	588,202	2,347,219	67,063
Gain on disposal of property, plant and equipment		190,950	372,938	186,013	5,315
Gain on foreign currency exchange, net		207,399	2,922,412	648,169	18,519
Other income		15,854,854	826,581	601,414	17,183
		23,897,731	8,455,404	6,270,300	179,151
Non-operating expenses:					
Interest expenses		(1,081,841)	(2,367,401)	(2,525,937)	(72,170)
Investment loss, net		-	-	(1,828,341)	(52,238)
Loss on disposal of property, plant and equipment		(3,072,392)	(273,238)	(231,536)	(6,615)
Other losses		(1,565,450)	(1,029,004)	(1,838,270)	(52,522)
		(5,719,683)	(3,669,643)	(6,424,084)	(183,545)
Income (loss) before income tax and minority interest		22,258,740	52,329,158	(6,566,037)	(187,601)
Income tax (expense) / benefit	18	(828,964)	91,062	3,039,989	86,857
Minority interest (income) / loss		(10,931,884)	(1,639,842)	368,746	10,535
Net income (loss)	19	10,497,892	50,780,378	(3,157,302)	(90,209)
Earnings (loss) per simple, primary and fully diluted (in dollars)	19	1.18	4.06	(0.25)	(0.01)
Shares used in per share calculation smiple, primary and fully diluted		8,892,431	12,507,050	12,829,615	

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in thousands)

	Capital Stock					Retained Earnings					
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Capital Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 1999	55,382,695	5,538,270	35,318	3,532	12,869,484	4,140,512	4,450,744	(443,534)	101,530	(4,584,697)	71,952,052
Appropriation of 1998 earnings									-		
Appropriation for legal reserve	-	-	-	-	-	439,004	(439,004)	-	-	-	-
Stock dividends	2,780,469	278,047	-	-	-	-	(2,780,469)	-	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	-	-	(35,040)	-	-	-	(35,040)
Capitalization of employees' bonus	241,780	24,178	-	-	-	-	(241,780)	-	-	-	-
Capitalization of capital reserve	5,560,939	556,094	-	-	(5,560,939)	-	-	-	-	-	-
Net income for 1999	-	-	-	-	-	-	10,497,892	-	-	-	10,497,892
Gain on disposal of property, plant and equipment	-	-	-	-	40,711	-	(40,711)	-	-	-	-
Gain on disposal of property, plant and equipment from investees	-	-	-	-	454	-	(454)	-	-	-	-
Conversion of convertible bonds issued	2,584,083	258,408	(35,318)	(3,532)	7,216,438	-	-	-	-	-	9,765,203
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	22,269,885	-	(280,831)	-	-	-	21,989,054
Unrealized loss on long-term investments	-	-	-	-	-	-	-	(268,988)	-	-	(268,988)
Unrealized loss on long-term investments of investees	-	-	-	-	-	-	-	393,074	-	-	393,074
Cumulative translation adjustment	-	-	-	-	-	-	-	-	433,704	-	433,704
Treasury stock due to consolidation	-	-	-	-	-	-	-	-	-	(12,107,125)	(12,107,125)
Balance at December 31, 1999	66,549,966	6,654,997	-	-	36,836,033	4,579,516	11,130,347	(319,448)	535,234	(16,691,822)	102,619,826

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
(Expressed in thousands)

	Capital Stock					Retained Earnings					
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Capital Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2000	66,549,966	6,654,997	-	-	36,836,033	4,579,516	11,130,347	(319,448)	535,234	(16,691,822)	102,619,826
New shares issued due to merger on January 3, 2000	23,836,503	2,383,650	-	-	17,152,454	-	-	-	(1,083)	-	40,987,874
Appropriation of 1999 earnings											
Appropriation for legal reserve	-	-	-	-	-	1,045,718	(1,045,718)	-	-	-	-
Stock dividends	9,049,268	904,927	-	-	-	-	(9,049,268)	-	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	-	-	(95,737)	-	-	-	(95,737)
Capitalization of employees' bonus	786,893	78,689	-	-	-	-	(786,893)	-	-	-	-
Capitalization of capital reserve	9,049,269	904,927	-	-	(9,049,269)	-	-	-	-	-	-
Purchase of treasury stock	-	-	-	-	-		-			(1,479,064)	(1,479,064)
Net income for 2000	-	-	-	-	-	-	50,780,378	-	-	-	50,780,378
Gain on disposal of property, plant and equipment	-	-	-	-	170,473	-	(170,473)	-	-	-	-
Gain on disposal of property, plant and equipment from investees	-	-	-	-	2,715	-	(2,715)	-		-	-
Conversion of convertible bonds issued	942,620	94,262	-	-	2,486,512	-	-	-	-	-	3,429,132
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	547,377	-	-	-	-	-	547,377
Unrealized loss on long-term investments	-	-	-	-	-	-	-	(1,194,849)	-	-	(1,194,849)
Unrealized loss on long-term investments of investees	-	-	-	-	-	-	-	(750,982)	-	-	(750,982)
Shares issued for American Depository Shares	4,500,000	450,000	-	-	34,014,773	-	-	-	-	-	38,514,773
Cumulative translation adjustment	-	-	-	-	-	-	-	-	(509,949)	-	(509,949)
Treasury stock due to consolidation	-	-	-	-	-	-	-	-	-	(12,900,832)	(12,900,832)
Balance at December 31, 2000	114,714,519	11,471,452	-	-	82,161,068	5,625,234	50,759,921	(2,265,279)	24,202	(31,071,718)	219,947,947

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
(Expressed in thousands)

	Capital Stock					Retained Earnings						
	Common Stock	Shares	Certificates Exchangeable for Common Shares	Shares	Capital Reserve	Special Reserve	Legal Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	NT$		NT$		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance at January 1, 2001	114,714,519	11,471,452	-	-	82,161,068	-	5,625,234	50,759,921	(2,265,279)	24,202	(31,071,718)	219,947,947
Purchase of treasury stock	-	-	-	-	-	-	-	-	-	-	(4,599,643)	(4,599,643)
Net loss for 2001	-	-	-	-	-	-	-	(3,157,302)	-	-	-	(3,157,302)
Appropriation of 2000 earnings												
Appropriation for legal reserve	-	-	-	-	-	-	5,060,991	(5,060,991)	-	-	-	-
Appropriation for special reserve	-	-	-	-	-	2,242,284	-	(2,242,284)	-	-	-	-
Stock dividends	17,151,040	1,715,104	-	-	-	-	-	(17,151,040)	-	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	-	-	-	(433,039)	-	-	-	(433,039)
Capitalization of employees' bonus	1,491,395	149,139	-	-	-	-	-	(1,491,395)	-	-	-	-
Issuance cost adjustment for American Depository Shares	-	-	-	-	147,086	-	-	-	-	-	-	147,086
Unrealized loss on long-term investments	-	-	-	-	-	-	-	-	1,514,297	-	-	1,514,297
Unrealized loss on long-term investments of investees	-	-	-	-	-	-	-	-	280,051	-	-	280,051
Adjustment arising from changes in ownership percentage in investees	-	-	-	-	(192,472)	-	-	-	-	-	-	(192,472)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	(184,672)	-	(184,672)
Balance at December 31, 2001 (in NT$)	133,356,954	13,335,695	-	-	82,115,682	2,242,284	10,686,225	21,223,870	(470,931)	(160,470)	(35,671,361)	213,322,253
Balance at December 31, 2001 (in US$)	3,810,199		-		2,346,163	64,065	305,321	606,396	(13,455)	(4,585)	(1,019,182)	6,094,922

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands)

	For the year ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
Cash flows from operating activities:				
Net income (loss)	10,497,892	50,780,378	(3,157,302)	(90,209)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Minority interest income (loss)	10,931,884	1,639,842	(368,746)	(10,536)
Depreciation	6,386,049	24,403,320	34,390,192	982,577
Amortization	212,027	1,176,713	1,877,551	53,644
Provision (reversal) for bad debts expense	25,469	52,940	(108,892)	(3,111)
Recovery on decline in market value of marketable securities	(392,938)	-	-	-
Provision for inventory loss	258,244	610,327	1,529,823	43,709
Cash dividends received under equity method	-	18,900	227,025	6,487
Long-term investment (income) loss accounted for under equity method	(3,056,545)	(2,077,487)	1,554,402	44,411
Loss on decline in market value of long-term investments	500,138	414,560	535,890	15,311
Gain on disposal of investments	(3,737,357)	(588,202)	(2,347,219)	(67,063)
Loss (gain) on disposal of property, plant and equipment	3,324,312	(37,903)	73,683	2,105
Exchange gain on long-term loans	(116,561)	-	-	-
Forfeited interest on converted bonds	323,634	74,313	-	-
Patent right return	-	-	(93,990)	(2,685)
Profit due to cancellation of debt	(14,692,252)	-	-	-
Changes in assets and liabilities:				
Notes receivable	(1,227,481)	1,394,574	261,920	7,483
Accounts receivable	(2,898,166)	(7,426,562)	11,341,957	324,056
Inventories	1,746,946	(6,428,624)	3,493,492	99,814
Other current assets	(822,800)	(1,180,410)	(1,784,024)	(50,972)
Deferred tax assets	204,614	(7,239)	(3,394,095)	(96,974)
Notes and accounts payable	1,199,800	(1,075,912)	(4,266,257)	(121,893)
Income tax payable	464,654	(18,625)	(754,950)	(21,570)
Accrued expenses	1,547,031	2,667,916	726,672	20,762
Other current liabilities	(83,041)	269,347	(693,509)	(19,814)
Compensation interest payable	243,645	(11,494)	4,415	126
Other long-term liabilities	138,174	342,934	471,411	13,469
Capacity deposits	-	3,083,578	236,902	6,769
Net cash provided by operating activities	10,977,372	68,077,184	39,756,351	1,135,896
Cash flows from investing activities:				
Decrease (increase) in marketable securities, net	3,891,617	1,838,352	(1,256,567)	(35,902)
(Increase) decrease in restricted deposits	(266,675)	(2,580,724)	2,660,800	76,023
Acquisition of long-term investments	(19,988,766)	(10,041,492)	(4,417,786)	(126,222)
Proceeds from disposal of long-term investments	5,231,357	1,723,271	4,878,280	139,379
Withdrawal of prepayments for long-term investments	-	1,000,000	1,772	51
Acquisition of property, plant and equipment	(19,047,047)	(83,482,670)	(43,050,831)	(1,230,024)
Proceeds from disposal of property, plant and equipment	1,229,019	1,509,680	544,099	15,546
Cash proceeds from merger	8,251,090	19,162,146	-	-
Increase in deferred charges	(279,311)	(2,579,618)	(2,409,062)	(68,830)
Decrease (increase) in other assets	141,467	(231,642)	(207,749)	(5,936)
Net cash used in investing activities	(20,837,249)	(73,682,697)	(43,257,044)	(1,235,915)

The accompanying notes are an integral part of these consolidated financial statements

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Expressed in thousands)

	For the year ended December 31,			
	1999	2000	2001	
	NT$	NT$	NT$	US$
Cash flows from financing activities:				
Increase (decrease) in short-term loans, net	5,375,494	(7,111,095)	(3,243,955)	(92,684)
Proceeds from long-term loans	2,150,000	9,423,941	5,185,910	148,169
Repayment of long-term loans	(2,462,936)	(6,681,765)	(20,996,521)	(599,901)
Proceeds from bonds issued	1,547,000	6,896,000	35,596,096	1,017,031
Proceeds from issuance of American Depository Shares	-	38,514,773	-	-
Redemption of bonds	(1,635)	(33,015)	-	-
Cash payment for fraction of one share arising from bonds conversion	(18)	(4)	-	-
Proceeds from minority stockholders on stock issue of subsidiaries	1,923,762	1,976,031	7,106,287	203,037
Decrease (increase) in treasury stock	990,070	(1,479,064)	(4,599,643)	(131,418)
(Decrease) increase in deposits-in, net	(339)	608	361	10
Directors' and supervisors' remuneration paid	(35,040)	(95,737)	(433,039)	(12,373)
Net cash provided by financing activities	9,486,358	41,410,673	18,615,496	531,871
Effect of exchange rate changes on cash	377,157	(137,522)	(680,808)	(19,452)
Net increase in cash and cash equivalents	3,638	35,667,638	14,433,995	412,400
Cash and cash equivalents at beginning of period	26,798,797	26,802,435	62,470,073	1,784,859
Cash and cash equivalents at end of period	26,802,435	62,470,073	76,904,068	2,197,259
Supplemental disclosures of cash flow information :				
Cash paid for interest (excluding interest capitalized)	522,861	2,155,932	2,189,369	62,553
Cash paid for income tax	159,907	436,766	1,196,418	34,183
Investing activities partially paid by cash :				
Acquisition of property, plant and equipment	22,252,311	86,325,850	41,541,665	1,186,905
Add: Payable at beginning of year	972,802	7,099,954	13,991,449	399,756
Add: Increase on payable from merger	-	4,048,315	-	-
Less: Payable at end of year	(4,178,066)	(13,991,449)	(12,482,283)	(356,637)
Cash paid	19,047,047	83,482,670	43,050,831	1,230,024
Investing and financing activities partially affecting cash flows :				
New shares issued due to merger	-	23,836,503	-	-
Elimination of book value of United Microelectronics' investment in the merged companies	-	23,227,738	-	-
Capital reserve increased due to merger	-	17,152,454	-	-
Net assets, excluding cash, increased due to merged companies	-	(45,054,549)	-	-
Cash increased due to merger	-	19,162,146	-	-
Financing activities not affecting cash flows:				
Convertible bonds (at par value) converted into common stock and certificates exchangeable for common stocks	8,804,994	7,255,492	-	-

The accompanying notes are an integral part of these consolidated financial statements

1. History and Organization

United Microelectronics Corporation ("United Microelectronics" or "the Company") was incorporated in May 1980 and commenced operations in April 1982. The Company's major business activity is the dedicated manufacturing or fabrication of semiconductor products. The Company has a broad base of clients throughout the world. The Company's products are used in a range of applications in the telecommunications, computing, networking, consumer electronics and other markets. The Company's common shares were publicly listed on the Taiwan Stock Exchange in July 1985 and its American Depository Shares ("ADSs") were listed on the New York Stock Exchange in September of 2000.

United Microelectronics, United Integrated Circuits Corporation ("United Integrated Circuits"), United Silicon Incorporated ("United Silicon"), United Semiconductor Corporation ("United Semiconductor") and UTEK Semiconductor Corporation ("UTEK Semiconductor") were merged into one publicly traded entity, United Microelectronics, on January 3, 2000 (See Note 28 to the financial statements).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of United Microelectronics and certain majority owned (50% or more) subsidiaries (hereinafter referred to individually or collectively as "the Company") in accordance with the requirements of ROC Financial Accounting Standard ("FAS No. 7") and the regulations of the Taiwan Securities and Futures Commission ("SFC"). All inter-company accounts and transactions have been eliminated in the consolidated financial statements.

Pursuant to FAS NO.7 and the regulations of the SFC, if the total assets and operating revenues of a subsidiary are less than 10% of the total non-consolidated assets and operating revenues of United Microelectronics, respectively, the subsidiary's financial statements may, at the option of United Microelectronics, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of United Microelectronics' total non-consolidated assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of United Microelectronics' total non-consolidated assets or operating revenues has to be included in the consolidation.

The Company's consolidated financial statements include the following subsidiaries:

Hsun Chieh Investment Co., Ltd. ("Hsun Chieh"), incorporated on December 31, 1999, was created for the purpose of merging the following six companies as of that date: Hung Tien Investment Corporation ("Hung Tien"), Ta Lien Investment Corporation ("Ta Lien"), Hung Lien Investment Corporation ("Hung Lien"), Tung Hsin Investment Corporation, Hsun Chieh Corporation and Holtek Investment Corporation. The Company owned 99.97% of interest in Hsun Chieh as of December 31, 2000 and 2001, respectively. Hsun Chieh was consolidated for the years ended December 31, 1999, 2000 and 2001.

United Integrated Circuits was incorporated on April 1, 1996, and is in the business of manufacturing semiconductors. The Company owned a 61.6% of interest in United Integrated Circuits as of December 31, 1999 and acquired the remaining 38.4% on January 3, 2000. The Company's investment in United Integrated Circuits has been consolidated since the year ended December 31, 1999.

Nippon Foundry Inc. ("Nippon Foundry") was incorporated in May 1984 in Japan and is in the business of manufacturing semiconductor products. During the year 2001, Nippon Foundry was renamed to UMC Japan ("UMCJ"). The Company owned 51.51%, and 51.51% of interest in UMCJ as of December 31, 2000 and 2001, respectively.

UMC Group (USA) ("UMC-USA") was incorporated on August 5, 1997, and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company owned 100% of interest in UMC-USA as of December 31, 2000 and 2001, respectively.

UMCi Pte. Ltd. ("UMCi") was incorporated in January 2001. United Microelectronics held a 49.82% equity interest in UMCi as of December 31, 2001. In accordance with the Foundry Venture Agreement with other shareholders of UMCi, the Company obtained the controlling influence over the UMCi's decisions on its operations, personnel, and financial policies since incorporation of UMCi. Therefore, UMCi has been included in the consolidation since incorporation despite an equity interest of less than 50%.

AMIC Technology Inc., Fortune Venture Capital Corporation and United MicroMachining Corporation were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 1999. Fortune Venture Capital Corporation, United MicroMachining Corporation and United Foundry Services Inc. were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2000. Fortune Venture Capital Corporation, United Foundry Services Inc. and UMC Capital Corporation were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2001.

Principle of Business Combinations

United Microelectronics' merger in 2000 was accounted for under the purchase method. (See footnotes 27 and 28 to these consolidated financial statements for acquisitions made during the years ended December 31, 1999 and 2000.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ significantly from those estimates.

Translation of Foreign Currency Transactions

The accounts of United Microelectronics are maintained in New Taiwan dollars, the functional currency. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year's results. The financial statements of foreign subsidiaries and investees are translated into New Taiwan dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollars are included in the cumulative translation adjustment in stockholders' equity.

Convenience Translation into US Dollars

United Microelectronics prepares its financial statements in New Taiwan ("NT") dollars, its reporting currency. The United States ("US") dollar amounts disclosed in the financial statements as of December 31, 2001, are presented solely for the convenience of the reader and were translated at the Federal Reserve noon buying rate of NT$35.00 to US$1.00 in effect on December 31, 2001. Such translation amounts are unaudited and it should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

Derivative Financial Instruments

The Company has entered into interest rate swap and cap agreements to manage its exposure to interest rate risk. These agreements are accounted for on an accrual basis with cash settlements recorded as an adjustment to interest expense.

UMCJ entered into forward foreign exchange contract in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates. Forward foreign exchange contract is carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for hedged foreign exchange contract under which unrealized gain or loss is deferred as an asset or liability and amortized over the period of hedge.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks or changes in value because of changes in interest rates.

Marketable Securities

Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market value of listed equity securities or closed-end funds is determined by the average closing price during the last month of the fiscal year. The market value for open-ended funds is determined by their equity per unit at the balance sheet date. The amount by which aggregate cost exceeds market value is reported as a loss in the current year. In subsequent periods, recoveries of market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management's judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories
Inventories are recorded at cost when acquired and stated at the lower of aggregate cost, based on the weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of net realizable value. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments
Investments in less than 20% owned listed companies where significant influence on operational decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purposes is deducted from stockholders' equity. The Company's investments in less than 20% owned unlisted companies are accounted for under the cost method, unless an other than temporary impairment is evident, in which case they are written down to fair value as a new cost basis.

Investment income or loss from investments in both listed and unlisted companies is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting shares of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee's net assets is amortized over five years.

Unrealized intercompany gains and losses are eliminated under the equity method. Profit from sales of depreciable assets between the investee and the Company is amortized and recognized based on the assets' economic service lives. Profit from other types of intercompany transactions is recognized when realized. The increase in the Company's proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is credited to a capital reserve account. Any decrease in the Company's proportionate share in the net assets of investee is debited against the existing balance of the similar capital reserve account, where the credit balance can only be offset to zero. If any excess amount exists, it will be debited against unappropriated retained earnings.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Depreciation is provided on the straight-line basis using the economic service lives of the assets less any salvage value. When the economic service lives are completed, property, plant and equipment, which are still in use, are depreciated over the newly estimated remaining useful lives of the salvage value. The economic service lives of the property, plant and equipment are as follows: buildings - 3 to 55 years; machinery and equipment - 5 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leasehold improvements - the lease period, or economic service lives, which ever is shorter.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed of, their original cost and accumulated depreciation are written off and related gain, net of income tax, is included in the income statement and subsequently transferred to capital reserve in the current year as required by ROC Company Law. However, according to amendments in ROC Company Law, such transfer of gain to capital reserve shall no longer be required with effect on January 1, 2001.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property - the contract period, or economic service lives, which ever is shorter; software - 3 years; right to use facility - 15 years; bond issuance costs - over the life of the bonds; patents - over economic service lives; and acquired technology know-how - over 5 years economic service lives.

At each balance sheet date, the Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment losses is provided accordingly.

Convertible Bonds

The excess of the stated redemption price over the par value is accrued as interest payable over the redemption period, using the effective interest method.

When bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

Pension Plan

The Company has a funded defined benefit pension plan covering all regular employees. The net pension cost is computed based on an actuarial valuation in accordance with the provision of ROC SFAS No. 18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets and amortization of net obligation at transition. The unrecognized net asset or obligation at transition is amortized on a straight-line basis over 15 years. The pension fund is managed by an independently administered pension fund association.

Capital Reserve

The following shall accrue as capital reserve: (1) any premiums on capital stock; (2) the net appraisal surplus of each fiscal year; (3) any gain on disposal of assets (not applicable for 2001 and after); (4) the fair market value of assets received from a merged company in excess of assumed liabilities and payment for shares held by shareholders of the merged company; (5) any donated surplus; and (6) change in an equity investee's capital structure. Capital reserve shall be exclusively used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits or distribution of stock dividends.

Income Tax

Provision for income tax includes deferred tax resulting from temporary differences and investment tax credits. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

Income taxes (10%) on unappropriated earnings generated starting January 1, 1998 are recorded as expenses in the year when the stockholders have resolved that the earnings shall be retained.

Investment Tax Credit

Investment tax credit is accounted for using the flow through method. Therefore, income tax expense is reduced by the investment tax credit in the year in which the latter arises.

Revenue Recognition

The Company has two revenue channels. In the first channel, direct sales, the Company receives orders directly from the customers and bills and ships products to the customers. In the second channel, the Company receives orders from the agents of the customers but bills and ships products to the customer directly. The agents that initiated the sales are entitled to a commission, which is billed separately by the agent to the Company. In both revenue channels, revenue is recognized based on the invoiced amounts to the customers when shipment is made and when the payment is realized or realizable.

Research and Development

Costs incurred by the Company in research and development activities are expensed as incurred.

Minority Interests

Minority interest in the income statement includes interest in the earnings or losses of less than wholly owned subsidiaries and the pre-acquisition earnings of companies acquired during the year that the Company was not entitled to recognize.

Earnings Per Share

Simple earnings per share is calculated by dividing net income by weighted average number of shares outstanding during the year. Primary earnings per share is computed by taking simple earnings per share into consideration plus additional common share equivalents. Fully diluted earnings per share is calculated by taking primary earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends and bonus share issues.

Certain Risks and Uncertainties

The Company is engaged in the foundry business of manufacturing semiconductor products and sells its products primarily in Taiwan, Asia, North America and Europe, generally without requiring collateral. The Company's products are concentrated in the semiconductor industry, which is highly competitive and rapidly changing, and its inventories are subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence in estimating required allowances to reduce amounts to fair market value, such estimates could change in the future. Significant technological changes in the industry could affect operating results adversely.

Treasury Stock

The Company has early adopted ROC Statement of Financial Accounting Standards No. 30, "Accounting for Treasury Stocks" for treasury stocks held by the Company itself in accordance with the notice issued by the Securities and Futures Commission. The Statement requires that treasury stocks be accounted for under the cost method. Cost of treasury stock is shown as a deduction to shareholders' equity, while gain or loss of selling treasury stocks is treated as an adjustment to capital reserves.

3. Accounting Changes

None.

4. Cash and Cash Equivalents

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Cash:		
Cash on hand	3,287	4,050
Checking and savings accounts	3,487,621	19,837,524
Certificates of deposit	49,999,821	47,070,856
Subtotal	53,490,729	66,912,430
Cash equivalents:		
Commercial paper	8,979,344	9,991,638
Total	62,470,073	76,904,068

5. Marketable Securities

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Mutual funds	-	1,003,900
Listed equity securities	-	242,634
Convertible bonds	-	39,900
Net	-	1,286,434

6. Notes Receivable, net

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Notes receivable	485,577	215,692
Less: Allowance for doubtful accounts	-	-
Net	485,577	215,692

7. Accounts Receivable, net

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Accounts receivable	21,350,807	9,484,042
Less: Allowance for sales returns and discounts	(1,208,033)	(448,037)
Less: Allowance for doubtful accounts	(281,508)	(148,405)
Net	19,861,266	8,887,600

8. Inventories, net

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Raw materials	390,616	219,166
Supplies and spare parts	1,438,100	1,206,801
Work in process	6,721,770	3,863,899
Finished goods	2,876,297	1,284,206
Subtotal	11,426,783	6,574,072
Less: Allowance for loss on decline in market value and obsolescence	(636,206)	(856,869)
Net	10,790,577	5,717,203

9. Long-term Investments

Invested Company	As of December 31, 2000 Percentage of Ownership or Voting Right	2000 Amount	2001 Percentage of Ownership or Voting Right	2001 Amount
Investments accounted for under the equity method:		NT$'000		NT$'000
UMC Capital Corporation	-	-	100.00	338,228
United Foundry Service, Inc.	100.00	67,432	100.00	78,226
Fortune Venture Capital Corporation	99.99	3,766,868	99.99	3,413,388
United MicroMachining Corp.	60.91	26,399	-	-
Pacific Venture Capital Co., Ltd.	49.99	353,158	49.99	351,420
DuPont Photomasks Taiwan Ltd.	47.16	942,897	46.32	1,093,113
Unimicron Technology Corp. (Note A)	43.93	1,364,153	-	-
Trecenti Technologies, Inc.	40.00	3,427,304	40.00	1,789,838
Broadmedia, Inc.	39.38	-	39.28	-
Unimicron Technology Corp. (formerly known as World Wiser Electronics Incorporated) (Note A)	38.97	2,596,312	36.87	4,283,241
Unipac Optoelectronics Corp.	38.71	7,774,055	-	-
UC Fund II	-	-	35.45	161,225
Cheng Hsun Electronics Inc.	31.50	31,500	31.50	30,322
Integrated Technology Express Inc.	28.78	336,495	28.78	330,522
Holtek Semiconductor Inc.	35.39	657,281	28.76	555,441
Radio Tek Corporation	-	-	26.90	13,450
Faraday Technology Corp.	27.96	1,633,509	26.68	1,686,448
Applied Component Technology Corporation	27.96	120,328	31.00	154,821
Harvatek Corporation	33.37	204,541	26.14	179,295
Novatek Microelectronics Corp.	29.80	861,690	26.82	1,019,532
Plato Electronic (Cayman) Limited	30.00	424,539	24.50	657,858
Integrated Telecom Express, Inc.	21.24	1,039,205	18.99	818,348
MediaTek Incorporation	18.98	1,246,785	-	-
Advance Materials Corporation	15.78	207,521	15.78	183,209
AMIC Technology (Taiwan), Inc.	14.06	126,066	13.62	37,120
High Bandwidth Access, Inc.	31.00	31,000	11.92	19,191
Enovation Group, Inc.	14.34	73,807	-	-
SerComm Corporation	-	-	7.81	58,619
Patentop, Ltd.	-	-	18.00	20,963
		27,312,845		17,273,818

Note A: Hsun Chieh's investment in Unimicron Technology Corp. was previously accounted for under the equity method. As of October 31, 2001, Unimicron Technology Corp. was merged into World Wiser Electronics Incorporated which is the surviving corporate entity and renamed as Unimicron Technology Corp.

	As of December 31,			
	2000		2001	
Invested Company	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount
Investments accounted for under the cost method				
or the lower of cost or market method:		NT$'000		NT$'000
Elite Flash Storage Technology Inc.	19.50	19,500	19.50	19,500
Giga Solution Technology Co., Ltd.	19.44	105,000	19.44	105,000
PixTech, Inc.	18.10	561,080	17.63	561,080
Patentop, Ltd.	18.00	22,356	-	-
AEM Technology, Inc.	17.60	28,715	-	28,715
Kits On Line Technology Corp.	16.41	38,656	16.41	38,656
Vialta. Inc.	16.17	1,241,718	6.20	1,248,457
Union Technology Corp.	15.00	18,000	15.00	18,000
Integrated Photonics, Inc.	11.46	6,244	11.46	6,244
United Technology Co., Ltd.	11.25	146,250	8.52	146,250
Linden Technologies, Inc.	11.17	92,385	-	92,385
Sino-Aerospace Investment Corp.	11.11	86,588	11.11	25,748
National Venture Capital Corp.	11.09	60,000	11.09	60,000
Subtron Technology Co., Ltd.	11.02	339,000	11.02	339,000
Pacific Technology Partners, L.P.	11.00	51,353	9.85	104,755
Golden Technology Venture Capital Investment Corp.	10.67	80,000	10.67	80,000
CnYes. Com.	9.81	62,640	-	-
NetEmpower Software Technologies, Inc.	9.42	92,388	-	92,388
TECO Information Systems Co., Ltd.	9.26	607,924	9.26	167,602
Alpha & Omega Semiconductor Inc.	9.09	46,883	-	46,883
Ascend Semiconductor Corp.	9.00	36,000	9.00	36,000
Industrial Bank of Taiwan	8.81	1,240,000	5.00	1,150,000
NCTU Spring I Technology Venture Capital Investment Corp.	8.57	30,000	10.06	43,482
ProSys Technology integration, Inc.	6.70	18,000	6.70	18,000
Formerica International Holding Inc.	6.51	30,898	-	30,898

	As of December 31,			
	2000		2001	
Invested Company	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount
		NT$'000		NT$'000
Advanced Microelectronics Product Inc.	6.36	126,000	5.50	126,000
NCTU Spring Venture Capital Co., Ltd.	6.28	20,000	6.28	20,000
Cosmos Technology Venture Capital Investment Corp.	5.03	40,000	5.03	40,000
Chiao Tung Bank	4.98	4,991,630	4.98	4,991,630
Taiwan Asia Pacific Venture Fund	4.17	29,295	4.15	29,295
VenGlobal Capital Fund III, L.P.	4.00	16,190	-	33,195
TECO Electric & Machinery Co., Ltd.	3.96	1,535,895	3.94	1,535,895
Tonbu, Inc.	3.43	428,767	2.93	428,767
Sampo Semiconductor Corp.	3.38	84,420	-	-
Broadcom Corporation	3.38	70,941	-	7,092
Hantek Technology Co., Ltd.	3.34	45,030	3.14	42,330
Aurora Systems, Inc.	2.99	72,226	-	72,226
SAMPO Corporation	2.96	443,598	2.95	443,598
Sheng-Hua Venture Capital Corp.	2.50	50,000	2.50	50,000
Aptos Corp.	-	-	26.07	104,861
Pacific United Technology, L.P.	-	-	25.00	34,600
Everglory Resource Technology Co., Ltd.	-	-	19.03	74,000
AU Optronics Corp.	-	-	18.86	8,317,535
Incomm Technology Co., Ltd.	-	-	16.00	44,480
MediaTek Incorporation (Note B)	-	-	15.17	1,339,839
Enovation Group, Inc.	-	-	14.34	73,807
RF Intergration Corporation	-	-	4.51	98,610
Coretronic Corp.	-	-	5.49	276,192
Fortune Semiconductor Corp.	-	-	5.13	40,000
Octillion Communications, Inc.	-	-	-	65,740
Triscend Corp.	2.19	16,913	-	17,409
PixArt Imaging Inc.	2.00	10,000	2.00	10,000
Dyna Image Corp.	1.67	28,663	-	-
National Securities Corporation	1.26	239,316	-	-

	As of December 31,			
	2000		2001	
Invested Company	Percentage of Ownership or Voting Right	Amount	Percentage of Ownership or Voting Right	Amount
		NT$'000		NT$'000
Stark Technology Inc.	1.16	10,552	0.19	1,824
Primarion, Inc.	1.26	31,800	-	31,800
Ingenus Corp.	0.66	29,812	0.65	29,812
King Yuan Electronics Co., Ltd.	0.38	70,000	0.37	70,000
NetLogic Microsystems Inc.	0.34	3,195	-	3,195
Lite Lineonit Corp.	0.33	58,400	-	-
Premier Camera Taiwan Ltd.	0.27	27,964	0.70	27,964
Lexar Media, Inc.	0.17	2,488	-	-
Unimicron Technology Corp. (convertible bonds)	-	635,572	-	-
IBT Venture Corp.	-	-	3.81	90,000
Prokia Technology Co., Ltd.	-	-	3.13	48,000
Largan Optoelectronics, Co., Ltd.	-	-	1.96	102,380
Amkor Technology, Inc.	-	-	0.09	99,541
LightCross, Inc.	-	-	-	206,880
ForteMedia, Inc.	-	-	-	65,000
Epogy Communication, Inc.	-	-	-	49,704
SandCraft, Inc.	-	-	-	43,063
ChinaYES Informedia (Cayman), Inc.	-	-	-	63,146
Subtotal		14,180,245		23,708,453
Prepaid long-term investments		256,960		-
Golf Club Membership Card		60,000		60,000
		41,810,050		41,042,271
Cumulative translation adjustment		(26,324)		183,710
Allowance for loss on decline in market value		(2,268,967)		(469,303)
Total		39,514,759		40,756,678

Note B : Starting in the third quarter of 2001, the Company was unable to exercise significant influence over MediaTek Incorporation's operations, personnel and financial policies. Accordingly, the Company changed for its method of accounting for its investments in MediaTek Incorporation from the equity method to lower of aggregate cost or market value method.

10. Property, Plant and Equipment

	As of December 31, 2000		
	Cost	Accumulated Depreciation	Book Value
	NT$'000	NT$'000	NT$'000
Land	1,805,241	-	1,805,241
Buildings	13,010,416	(2,688,910)	10,321,506
Machinery and equipment	189,033,815	(59,200,688)	129,833,127
Furniture and fixtures	1,435,473	(699,341)	736,132
Leasehold improvements	91,318	(32,172)	59,146
Construction in progress and prepaid equipment	20,660,283	-	20,660,283
	226,036,546	(62,621,111)	163,415,435

	As of December 31, 2001		
	Cost	Accumulated Depreciation	Book Value
	NT$'000	NT$'000	NT$'000
Land	1,854,306	-	1,854,306
Buildings	15,458,094	(3,399,963)	12,058,131
Machinery and equipment	214,158,546	(90,988,564)	123,169,982
Furniture and fixtures	1,785,562	(893,914)	891,648
Leasehold improvements	93,535	(44,800)	48,735
Construction in progress and prepaid equipment	31,098,366	-	31,098,366
	264,448,409	(95,327,241)	169,121,168

Depreciation expense of NT$6,386 million, NT$24,403 million and NT$34,390 million was incurred for each of the three years in the period ended December 31, 1999, 2000 and 2001, respectively.

Total capitalized interest amounted to NT$221 million, NT$813 million and NT$204 million for each of the three years in the period ended December 31, 1999, 2000 and 2001, respectively.

11. Short-term Loans

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Unsecured bank loans	3,933,865	403,050
Secured bank loans	34,685	350,400
Total	3,968,550	753,450
Interest rates	0.68% - 9.50%	0.59% - 9.50%

12. Bonds Payable

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Secured domestic bonds payable	3,990,000	3,990,000
Unsecured domestic bonds payable	-	25,000,000
Euro convertible bonds payable	-	10,596,096
Interest payable	-	4,415
Subtotal	3,990,000	39,590,511
Less: Current portion	-	(1,140,000)
Net	3,990,000	38,450,511

a. On April 27, 2000, the Company issued five-year secured bond amounting to NT$3,990 million with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

b. During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, with face value of NT$7,500 million, with stated interest rates of 5.1850% through 5.1195% and 5.2850% through 5.2170%, respectively. The five-year bonds and seven-year bonds are repayable starting April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c. During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with face value of NT$5,000 million, and with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds and five-year bonds are repayable in October 2004 and October 2006, respectively, upon the maturity of the bonds.

d. On December 12, 2001, the Company issued zero coupon convertible bonds amounting to US$302.4 million on the Luxembourg Stock Exchange. The terms and conditions of the bonds are as follows：

(a) Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds will be redeemed at 101.675% of their principal amount on March 1, 2004.

(b) Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days' advance notice, at the early redemption amount, provided that:

i. On or at any time after June 13, 2003, the closing price of the ADSs on the New York Stock Exchange or other applicable securities exchange on which the ADSs are listed on any ADS trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of five ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

ii. At any time prior to maturity at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c) Conversion Period

i. In respect of the shares, on or after January 22, 2002 up to and including February 20, 2004 or

ii. In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering resales of certain ADSs issuable upon conversion of the bonds has been declared effective by the US SEC, up to and including February 20, 2004.

(d) Conversion Price

The initial conversion price

i. In respect of the Shares, will be NT$80.76 per Share, and

ii. In respect of the ADSs, will be US$11.718 per ADS.

The applicable conversion price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, including Shares represented by ADSs, bonus issues, right issues, distributions of cash and stock dividends and other dilutive events.

13. Long-term Loans

	As of December 31,	
	2000	2001
	NT$'000	NT$'000
Unsecured long-term loans	290,600	3,022,875
Secured long-term loans	40,465,462	21,802,126
Less: Current portion	(9,212,111)	(8,580,178)
Net	31,543,951	16,244,823
Interest rates	1.60% - 8.03%	1.55% - 5.34%

a. The above long-term loans will be repaid by installments with the last payment on May 14, 2009.

b. The Company's long-term loans denominated in foreign currency amounted to US$176 million, ¥18,423 million and US$390 million, ¥5,500 million as of December 31, 2001 and 2000, respectively.

c. Assets pledged as collateral to secure these loans are detailed in Note 21, Assets Pledged as Collateral.

d. As of December 31, 2001, long-term loans payments that will become due during the next five years are (NT$'000):

January 1, 2002	-	December 31, 2002	8,580,178
January 1, 2003	-	December 31, 2003	6,149,137
January 1, 2004	-	December 31, 2004	4,673,648
January 1, 2005	-	December 31, 2005	2,701,349
January 1, 2006	-	December 31, 2006	1,687,613
January 1, 2007	&	thereafter	1,033,076
Total			24,825,001

14. Pension Plan and Net Pension Cost

All of the regular employees of the Company and subsidiaries employed in Taiwan and Japan are covered by the pension plan. Under the plan, the Company contributes, monthly, an amount equal to a fixed percentage of the employees' monthly salaries and wages, as prescribed by local labor law, to the pension fund deposited with the government authorized institutions. Pension benefits are generally based on service years.

The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Company's ROC and Japan defined benefit pension plans:

	For the year ended December 31,		
For pension plan in ROC	1999	2000	2001
Discount rate	6.00%	6.00%	4.50%
Rate of compensation increase	8.00%	6.00%	6.50%
Expected return on plan assets	6.00%	6.00%	4.50%
For pension plan in Japan			
Discount rate	3.00%	3.00%	2.00%
Rate of compensation increase	2.32%	3.71%	3.71%
Expected return on plan assets	4.62%	4.62%	1.00%

	For the year ended December 31,	
	2000	2001
	NT$'000	NT$'000
Change in benefit obligation during the period:		
Projected benefit obligation at January 1,	(1,440,359)	(2,549,107)
Projected benefit obligation increase due to merger and acquisition	(583,450)	-
Service cost	(413,264)	(375,812)
Interest cost	(115,600)	(142,885)
Benefits paid	4,751	7,881
Loss on projected benefit obligation	(1,185)	422,860
Projected benefit obligation at period end	(2,549,107)	(2,637,063)

	For the year ended December 31,	
	2000	2001
Change in pension assets during the period:	NT$'000	NT$'000
Fair value of plan assets at January 1,	449,863	693,559
Plan assets increased due to merger and acquisition	143,186	-
Actual return on plan assets	(3,402)	22,096
Employer contributions	119,919	130,615
Benefits paid	(4,751)	(7,881)
Others	(11,256)	(14,297)
Fair value of plan assets at period end	693,559	824,092

	As of December 31,	
	2000	2001
Funded status at period end:	NT$'000	NT$'000
Fair value of plan assets	693,559	824,092
Projected benefit obligation	(2,549,107)	(2,637,063)
Funded status	(1,855,548)	(1,812,971)
Unrecognized transition obligation	371,275	326,000
Unrecognized net actuarial loss	460,289	63,354
Other	(11,395)	(2,699)
Accrued pension payable	-	(89,760)
Intangible assets	(48,516)	(74,946)
Accrued pension liabilities	(1,083,895)	(1,591,022)

	For the year ended December 31,		
	1999	2000	2001
Components of net periodic cost for the period:	NT$'000	NT$'000	NT$'000
Service cost	118,738	413,264	375,812
Interest cost	46,497	115,600	142,885
Expected return on plan assets	(15,560)	(34,870)	(38,335)
Recognition of transition asset	28,335	39,367	38,523
Recognition of actuarial (loss) gain	(10,766)	13,636	11,433
Net periodic cost	167,244	546,997	530,318

15. Capital Stock

a. As of January 3, 2000, the official merger date, the Company completed its merger with United Semiconductor, United Integrated Circuits, United Silicon, and UTEK Semiconductor through the issuance of 2,383,650,273 shares at par of NT$10. According to the merger agreement, the Company is the surviving company.

b. Based on the resolution of the stockholders' meeting on April 7, 2000, the Company issued 1,888,543,007 new shares from the capitalization of retained earnings of NT$9,049 million, employees' bonus of NT$787 million and capital reserve of NT$9,049 million. The Company's authorized capital was also increased to 15,000,000,000 shares.

c. Based on the resolution of the stockholders' meeting on April 7, 2000, the Company issued 90,000,000 units of American Depositary Shares ("ADSs"), representing 450,000,000 common shares, on the New York Stock Exchange on September 19, 2000. Owners of ADSs are able to withdraw the underlying shares from the Company's ADSs facility after three months of the issuing date. As of December 31, 2001, the outstanding ADSs were 103,500,000 units.

d. Based on the resolution of the stockholders' meeting on May 30, 2001, the Company issued 1,864,243,516 new shares from the capitalization of retained earnings of NT$17,151 million and employees' bonus of NT$1,491 million.

e. As of December 31, 2001, 15,000,000,000 common shares were authorized to be issued and 13,335,695,416 common shares were issued with 13,169,235,416 common shares outstanding, each at par of NT$10.

f. Capital information of UMCJ for 2000 and 2001 was as follows:

(a) UMCJ had issued consecutive convertible bonds, which were fully converted into common stocks during the year 2000. Total common shares converted amounted to 17,303 shares, and capital was increased by ¥6,499 million.

(b) On February 18, 2000, UMCJ had a two-for-one stock split, which increases common shares by 113,171 shares. On November 22, 2000, UMCJ issued 10,627 shares at premium of ¥941,000 per share, which resulted in the increase of ¥5,000 million on both capital and capital reserve.

(c) As of December 31, 2001, UMCJ had paid-in capital amounted to ¥26,921 million, representing 254,272 shares.

16. Treasury Stock

The Company brought back its own shares from open market during the years ended December 31, 2000 and 2001. Details of the treasury stock transactions are as follows：

(In thousand shares)	Shares brought during the year ended December 31,		As of December 31,
Purpose	2000	2001	2001
For transfer to employees	32,435	4,990	37,425
For conversion of the convertible bonds into shares	-	129,035	129,035
Total Shares	32,435	134,025	166,460

According to Stock Exchange Regulations of Taiwan, total shares of treasury stocks shall not exceed 10% of the Company's stocks issued. Total purchase amount shall not exceed sum of retained earnings and capital reserve-premiums and realized capital reserves. The Company's treasury stock possession complied, at any time during the year 2001, with the regulation stated above. As of December 31, 2001, the Company held 166,460,000 shares of treasury stocks, which amounted to NT$6,079 million.

Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends, in compliance with Stock Exchange Regulations of Taiwan.

The Company and its subsidiaries owned treasury stocks of 587,369,090 shares in total cost of NT$35,671 million as of December 31, 2001.

17. Retained Earnings

In accordance with the Company's Articles of Incorporation, current year's earnings before tax, if any, shall be distributed in the following order：

a. Payment of all taxes and dues;
b. Offset prior years' operating losses;
c. Set aside 10% of the remaining amount after deducting items a and b as legal reserve;
d. Set aside 0.1% (1999 to 2000：1%) of the remaining amount after deducting items a, b, and c as directors' and supervisors' remuneration; and
e. After deducting items a, b, c and d above from the current year's earnings, any portion of the remaining amount is allocated as follows: 8% as employees' bonus; and 92% as stockholders' dividends.

The Company's articles of incorporation further provide that at least 65% of the dividends to the Company's stockholders, if any, must be paid in the form of stock dividends. Accordingly, no more than 35% of the dividends can be paid in the form of cash.

18. Income Tax

Reconciliation between the income tax expense (benefit) and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,		
	1999	2000	2001
	NT$'000	NT$'000	NT$'000
Tax on pre-tax income (loss) at statutory tax rate	5,564,685	13,082,290	(1,641,509)
Reduction in tax rate for technology park companies	(517,348)	(2,527,904)	-
Variation in statutory tax rates for non-technology park companies and oversea entities	2,473,846	335,723	(227,044)
Change in tax rate	-	-	(1,142,582)
Tax exemption due to 4-year tax holiday	(606,973)	(3,889,913)	-
Investment (income) loss	(1,042,546)	(1,126,984)	300,371
Gain on disposal of investments	(895,814)	(95,689)	(558,838)
Change in valuation allowance against tax credit	861,182	1,171,575	6,861,925
Increase in investment tax credit	(1,002,858)	(6,459,674)	(8,842,305)
Change in valuation allowance against loss carryforward	(4,727,481)	(1,410,160)	-
Estimated 10% corporate income tax on un-appropriated earnings	436,003	-	1,909,261
Adjustment of prior year's tax expense	276	(136,744)	201,480
Tax on interest income separately taxed	70,705	30,342	21,688
Other permanent differences	215,287	936,076	77,564
Income tax expense (benefit)	828,964	(91,062)	(3,039,989)

Net current deferred tax assets are included in other current assets as of December 31, 2000 and 2001. Significant components of deferred tax assets and liabilities were as follows:

	As of December 31,	
	2000	2001
Deferred tax liabilities	NT'000	NT'000
Depreciation	2,235,162	4,195,274
Other	26,428	45,801
Total deferred tax liabilities	2,261,590	4,241,075
Deferred tax assets		
Investment tax credit	11,617,598	18,626,824
Loss carryforward	-	3,846,362
Allowance on sales return and discount	212,632	112,009
Allowance for loss on obsolescence of inventories	127,241	214,217
Pension	187,805	352,229
Organization Cost	168,891	30,382
Others	504,713	317,680
Total deferred tax assets	12,818,880	23,499,703
Valuation allowance	(5,586,119)	(10,932,530)
Net deferred tax assets	7,232,761	12,567,173
Total net deferred tax assets	4,971,171	8,326,098
Net deferred tax assets - current	1,154,801	3,954,867
Net deferred tax assets - noncurrent	3,816,370	4,371,231
Total net deferred tax assets	4,971,171	8,326,098

The Company's income tax returns through the year 1997 have been assessed and approved by the Tax Authority.

The Company is located in the Hsin-Chu Science-Based Industrial Park (HSIP). In order for business operations to be eligible to locate in the HSIP, the operations must be high technology related manufacturing activities. Based on the HSIP regulations, a preferential income tax rate of 20%, instead of 25% applicable to other business entities located in Taiwan, is imposed on profits generated from HSIP business operations through the year 2000. Starting 2001, the preferential income tax rate of 20% is no longer available to HSIP business operations and was changed to the standard rate of 25%.

Article 15 of the " Statute for the Establishment and Administration of the Science-Based Industrial Park," provides a company that has financed the acquisition of equipment for production or rendition of services with equity with an exemption from tax on the increased income derived as a result of such acquisitions, for a period of four consecutive years, upon approval from the regulatory authorities. The company must select the four-year period within two years from the date that the relevant equipment is operational.

The Company is entitled to several four-year income tax exemption periods on income generated from the expansion of operations located in the HSIP. Such exemption periods must start within four years from the date the expanded operations begin operational activities. The Company has the following effective tax exemptions as of December 31, 2001:

	Period of the tax exemptions
Capital increased in 1997	January 1, 2000-December 31, 2003.
Capital increased in 1998	The Company has to choose the beginning date of tax exemption period by July 5, 2002.
Capital increased in 1999	The Company has to choose the beginning date of tax exemption period by September 26, 2002.

The Company has not yet been granted such tax exemptions for capital raised after 1999.

An enterprise earns an investment tax credit in the amount of 5% to 20% of the amount invested in production equipment, research and development expenditure, employee training expenditure and other related costs. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied in the final year.

The loss carryforward in 2001 was related to the Company and UMCJ. Under the rules of the Taiwanese Corporate Tax Authority and Japanese Corporate Tax Regulation, operating loss can be carried forward for 5 years.

As of December 31, 2001, the Company's unused investment tax credit is as follows:

Expiration Year	Investment tax credits
	NT$'000
January 1, 2002 – December 31, 2002	3,298,382
January 1, 2003 – December 31, 2003	3,879,557
January 1, 2004 – December 31, 2004	4,672,433
January 1, 2005 – December 31, 2005	6,776,452
	18,626,824

The new Taiwan imputation tax system requires that any undistributed current earnings, on tax basis of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed before a specific time. This 10% additional tax on undistributed earnings paid by the Company can be used as tax credit by stockholders, including foreign stockholders, against the withholding tax on dividends. In addition, the domestic stockholders can claim a proportionate share in the Company's corporate income tax as tax credit against its individual income tax liability effective 1998.

As of December 31, 2001, the ending balance of unappropriated earnings amounted to NT$ 21,224 million, of which NT$64 million was earned prior to January 1, 1998.

As of December 31, 2001, the balance of imputation credit account ("ICA") was NT$372 million. The expected creditable ratio for the appropriation of 2001 earnings is 1.76 %. The actual creditable ratio for the appropriation of 2000 earnings was 1.04%.

19. Earnings Per Share (shares expressed in thousands)

	For the year ended December 31,		
	1999	2000	2001
	NT$'000	NT$'000	NT$'000
Net income (loss)	10,497,892	50,780,378	(3,157,302)
Outstanding common shares, beginning balance net of treasury stock	5,541,802	6,654,997	11,439,017
New shares issued due to merger	-	2,383,650	-
Equivalent shares due to ADSs offering	-	127,500	-
Capitalization of capital reserve from retained earnings / capital reserve	858,319	1,886,366	1,864,244
Shares converted from convertible bonds	144,848	67,952	-
Weighted average treasury stock	(219,070)	(366,338)	(473,646)
Weighted average outstanding common shares	6,325,899	10,754,127	12,829,615
Retroactive adjustment of capitalization of retained earnings / capital reserve	2,655,412	1,812,636	-
Retroactive adjustment of treasury stock	(88,880)	(59,713)	-
Retroactively adjusted weighted average outstanding common shares	8,892,431	12,507,050	12,829,615
Earnings per share (NT dollars)-simple, primary and fully diluted before retroactive adjustments	1.66	4.72	(0.25)
Earnings per share (NT dollars)-simple, primary and fully diluted	1.18	4.06	(0.25)

20. Related Party Transactions

Name of Related Parties	Relationship
United Semiconductor Corporation (USC)(Note A)	Investee company
United Silicon Inc. (USI)(Note A)	Investee company
UTEK Semiconductor Corp. (UTEK)(Note A)	Investee company
Unipac Optoelectronics Corp. (Unipac)(Note B)	Investee company
AMIC Technology (Taiwan), Inc. (AMIC-Taiwan)	Investee company
Unimicron Technology Corp. (UTC)	Investee company
DuPont Photomasks Taiwan Ltd. (DPT)	Investee company
Holtek Semiconductor Inc. (Holtek)	Investee company
Fortune Venture Capital Corporation (FVC)	Investee company
Aptos (Taiwan) Corp. (Aptos)	Investees' reinvestee
MediaTek Incorporation (MediaTek)	The Company is its director and supervisor
Chiao Tung Bank (Chiao Tung)	The Company is its director and supervisor
Industrial Bank of Taiwan (IBT)	The Company is its major shareholder
United Microelectronics (Europe) B.V. (UMC BV)	A director is the chairman of the Company
Infineon Technologies, Asia Pacific Pte Ltd. (ITAP)	Affiliated company of UMCi

Note A: On January 3, 2000, USC, USI, UICC and UTEK were merged into the Company.

Note B: On September 1, 2001, Unipac was merged into Acer Display Technology Inc. which is the surviving corporate entity and was renamed AU Optronics Corporation. Because the Company lost its significant influence in Unipac upon the merger, transactions with AU Optronics Corporation were not considered as related party transactions since September 1, 2001.

Significant transactions with related parties:

(1) Operating revenues

	For the year ended December 31,					
	1999		2000		2001	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000		NT$'000	
UMC BV	2,819,624	8	11,922,113	11	6,038,583	9
MediaTek	1,045,700	3	4,938,704	4	3,569,172	5
Others	8,210,621	25	11,856,181	10	5,249,313	7
Total	12,075,945	36	28,716,998	25	14,857,068	21

The sales to above related parties were dealt with in the ordinary course of business with the sales price made in the way similar to the sales to third-party customers. Prior to June 2000, the collection period was net 60 days for overseas sales while month-end 60 days for domestic sales. Starting from June 2000, the collection periods for overseas sales was net 45~60 days for the related parties and third-party customers, while the terms for domestic sales are month-end 45~60 days for both the related parties as well as the third-party customers.

(2) Purchases

	For the year ended December 31,					
	1999		2000		2001	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000		NT$'000	
USC	2,156,916	16	-	-	-	-
UTEK	1,509,618	11	-	-	-	-
USI	756,605	5	-	-	-	-
DPT	69,875	-	961,567	2	1,080,725	6
Others	319,409	3	493,646	1	255,872	1
Total	4,812,423	35	1,455,213	3	1,336,597	7

The purchases from above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchase from overseas were net 30~60 days for the related parties and third-party suppliers, respectively, while the terms for domestic purchase were month end 30~60 days and month-end 30~90 days for the related parties and third-party suppliers, respectively.

(3) Notes receivable

	As of December 31,			
	2000		2001	
	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000	
Holtek	161,785	33	77,843	36
Others	27,760	6	24,168	11
Total	189,545	39	102,011	47

(4) Accounts Receivable, net

	As of December 31,			
	2000		2001	
	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000	
UMC BV	2,119,103	10	116,965	1
MediaTek	189,338	1	1,046,372	12
Others	1,887,358	10	983,923	11
Subtotal	4,195,799	21	2,147,260	24
Less：Allowance for sales returns and discounts	(454,747)	(2)	(290,832)	(3)
Less：Allowance for doubtful accounts	(117,265)	(1)	(95,540)	(1)
Net	3,623,787	18	1,760,888	20

(5) Other current assets

	As of December 31,			
	2000		2001	
	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000	
ITAP	-	-	1,922,207	63
Others	111,509	4	28,095	1
	111,509	4	1,950,302	64
Less: Allowance for doubtful accounts	(503)	-	(705)	-
Net	111,006	4	1,949,597	64

(6) Accounts payable

	As of December 31,			
	2000		2001	
	Amount	Percentage	Amount	Percentage
	NT$'000		NT$'000	
DPT	181,075	1	218,285	2
Others	142,620	1	34,678	-
Total	323,695	2	252,963	2

(7) Loans

	For the year ended December 31, 2000				
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month			
	NT$'000		NT$'000		NT$'000
Chiao Tung	5,543,077	March	4,014,861	0.87-8.39%	285,863
IBT	998,750	June	998,750	6.10-6.43%	64,137
			5,013,611		350,000

	For the year ended December 31, 2001				
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month			
	NT$'000		NT$'000		NT$'000
Chiao Tung	4,091,316	January	1,224,575	4.00-7.00%	221,359
IBT	998,750	January	998,750	3.94-6.42%	54,582
			2,223,325		275,941

(8) Disposal of long-term investments

	For the year ended December 31, 1999		
	Item	Amount	Gain/(Loss)
		NT$'000	NT$'000
FVC	Common stocks of Tripath Technology Inc. and Silicon Perspective Corp., etc.	334,984	15,710
MediaTek	Common stocks of Legend Venture Capital Investment Corp.	57,500	7,500
Aptos	Common stocks of Aptos Corp.	79,241	(79,488)
		471,725	(56,278)

	For the year ended December 31, 2000		
	Item	Amount	Gain/(Loss)
		NT$'000	NT$'000
AMIC-Taiwan	Common stocks of AMIC Technology Inc.	135,000	(80,517)

None for the year ended December 31, 2001.

(9) Disposal of property, plant and equipment

	For the year ended December 31, 1999		
	Item	Amount	Gain/(Loss)
		NT$'000	NT$'000
DPT	Machinery and software	477,246	7,842
Unipac	Plant facility (Fab I)	242,224	9,983
Others	Machinery, etc.	69,238	5,071
		788,708	22,896

The Company had no significant disposal of property, plant and equipment to related parties during the year 2000.

	For the year ended December 31, 2001		
	Item	Amount	Gain/(Loss)
		NT$'000	NT$'000
Holtek	Building and facilities	173,250	31,468

(10) Other significant related parties transactions

		For the year ended December 31,		
	Item	1999	2000	2001
		NT$'000	NT$'000	NT$'000
USI	Research fee and mask charges	978,040	-	-
UTC	Processing expenditures	192,943	299,239	92,170
Others	Service charges and processing expenditures, etc.	125,225	174,611	156,863
		1,296,208	473,850	249,033

	Item	For the year ended December 31, 1999	2000	2001
		NT$'000	NT$'000	NT$'000
USC	Facility revenues, etc.	428,018	-	-
USI	Facility revenues, etc.	309,338	-	-
Others	Facility revenues, etc.	125,573	109,696	115,959
		862,929	109,696	115,959

21. Assets Pledged as Collateral

As of December 31, 2000 and 2001, the following assets have been pledged as collateral against certain obligations of the Company.

Assets Pledged	Book Value December 31, 2000	2001	Purpose of collateral
	NT$'000	NT$'000	
Accounts receivable	-	2,798,906	Short-term loans
Restricted deposits	2,947,400	264,700	Long-term loans
Land	627,917	614,544	Long-term loans
Buildings	5,442,085	6,126,811	Long-term loans
Machinery and equipment	53,433,054	33,513,570	Long-term and short-term loans
Total	62,450,456	43,318,531	

22. Commitments and Contingencies

(1) The Company and its subsidiaries' unused letters of credit for import machinery were approximately NT$2,292 million as of December 31, 2001.

(2) The Company and its subsidiaries entered into contracts, amounted to approximately NT$21.9 billion, with third parties for rights to use patents registered by the third parties. Royalty payable for the consecutive 5 years starting 2002 through 2006 are approximately NT$4.6 billion, NT$2.9 billion, NT$1.2 billion, NT$1.3 billion, and NT$1.3 billion, respectively, with the rest of the contract period, starting 2007 through 2011, payable of NT$0.5 billion.

(3) The Company and its subsidiaries have signed several construction contracts for the expansion of factory space. As of December 31, 2001, these construction contracts amounted to approximately NT$5.9 billion with the unaccrued portion of the contracts in approximately NT$4 billion.

(4) A number of third parties have notified the Company of its alleged infringement on the patents held by those third parties (including EMI, Intel, NEC, etc.), and have demanded that the Company obtain a license for various semiconductor fabrication techniques and circuit designs. The Company commenced evaluation of the specific patents involved, and the preliminary discussions with the third parties regarding licensing terms. The Company's management indicated a willingness to obtain licenses, wherever required and necessary, to continue the Company's business. As of December 31, 2001, the Company evaluated that there was no need to accrue any related expense yet.

(5) In April 1998, Oak Technology Inc. filed a lawsuit with International Trade Commission (ITC) of USA against the Company for alleged violation of the settlement agreement for patents held in relation to its CD ROM controller chip. On September 27, 1999, the ITC issued a ruling affirming that there was no infringement. Oak has appealed the finding of non-infringement to the Federal Circuit Court of Appeals. The Company's management believes that this complaint will not have a material adverse effect on the Company's operations and financial performances, since the Company no longer includes any sales of UMC CD ROM controllers in its financial plans.

(6) The Company and its subsidiaries entered into several operating lease contracts. Future minimum lease payments under those leases with original maturities, which extend for more than one year as of December 31, 2001, are as follows:

For the year ended	Amount (NT$'000)
December 31, 2002	185,244
December 31, 2003	187,662
December 31, 2004	186,050
December 31, 2005	178,342
December 31, 2006	153,288
January 1, 2007 and thereafter	1,886,149
Total	2,776,735

(7) The Company entered into several wafer-processing contracts with its main clients. According to the contracts, the Company shall guarantee processing capacity, while the clients make deposits to the Company. In case the clients' orders do not meet the capacity guaranteed, the clients need to pay the Company penalties.

(8) The Company entered into two three-year purchase agreements that committed the Company to

purchase at least 75% of its 8-inch wafer consumption from two of its suppliers for the contract period.

(9) As of December 31, 2001, Hsun Chieh has committed to repurchase marketable securities at the amount of NT$130 million.

(10) As of December 31, 2001, UMC Japan has guaranteed the debts of its employees amounted to ¥138 million.

23. Significant Disaster Loss

None.

24. Significant Subsequent Event

At January 18, 2002, the Company has entered into an agreement with Happy Wealth Holdings Limited to sell certain machinery and equipment at the price of approximately US$255 million. The carrying value of the machinery to be sold as of December 31, 2001 was approximately NT$8.9 billion.

25. Financial Instruments

a. The Company uses derivative financial instruments to manage its exposure to market risks associated with interest rate fluctuations. The Company utilizes interest rate swap and cap agreements to manage its interest rate risks on its floating rate debt instruments.

The gain or loss to the Company in the event of nonperformance under derivative financial instrument agreements is the fair value of these instruments. The Company does not believe that the risk of nonperformance by counter-parties is significant as all counter-parties are major international financial institutions.

As of December 31, 2000, the Company had the following interest rate instruments in effect:

	As of December 31, 2000	
	Notional Amount	Strike Period
Interest rate swap and cap	US$10,000,000	November 28,1996-May 28, 2001 (As the result of last closing for the contract, there would be no more mutual interest obligation for the period from November 28, 2000 through May 28, 2001.)

The fair values of the interest rate swap and cap agreements are based on market quotes.

	As of December 31, 2000
Fair value, (loss) gain	US$-

There were no interest rate instruments outstanding as of December 31, 2001.

The Company had one swap contract outstanding as of December 31, 2000 and no swap contract outstanding as of December 31, 2001. The swap contract outstanding as of December 31, 2000 was effective on May 28, 1996 and expired on May 28, 2001. Under the terms of the contract, if the six-month London Inter-Bank Offering Rate ("LIBOR") is below 4.5% or between 6.8% and 8.55%, the Company pays a fixed rate of 6.8%. The Company is not obligated to pay the counter-party if the six-month LIBOR is between 4.5% and 6.8% or greater than 8.55%. The contract resets on May 28 and November 28 of each year.

The pay and receive rates for this contract at December 31, 2000 was as follows:

	December 31, 2000	
	Pay	Receive
Contract	-	-

b. UMCJ entered into foreign currency forward exchange contract with certain bank on December 17, 2001. The major information is as follows:

(a) Purposes: to manage certain risks arising from adverse fluctuations in foreign currency exchange rates.

(b) Notional amount and contract period:
As of December 31, 2001:

Notional amount	Contract period
US$3 million	January 4, 2002 ~ January 31, 2002

(c) Terms and characteristics of the forward exchange:

i. Term: UMC Japan agrees to purchase US$3 million using the contracted forward rate in USD/¥127.77 during the contract period.

ii. Credit risk: There is no significant credit risk with respect to the above transaction because the bank has good global standing.

iii. Market risk: The market risk is low due to the nature of the forward exchange.

c. Non-derivative financial instruments

The carrying value and fair value (and methodologies used in estimating the fair value) of the Company's financial instruments at December 31, 2000 and 2001 were as follows.

	December 31, 2000		December 31, 2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$'000	NT$'000	NT$'000	NT$'000
Financial assets				
Assets with carrying value approximating fair value (1)	82,816,916	82,816,916	86,007,360	86,007,360
Marketable securities (2)	-	-	1,286,434	1,461,610
Long-term investments (2)	39,514,759	45,029,489	40,756,678	82,879,283

	December 31, 2000		December 31, 2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$'000	NT$'000	NT$'000	NT$'000
Financial liabilities				
Liabilities with carrying value approximating fair value (1)	30,812,238	30,812,238	22,085,770	22,085,770
Bonds payable (2)	3,990,000	4,024,031	39,590,511	41,805,353
Long-term loans (3)	40,756,062	40,756,062	24,825,001	24,825,001

(1) The carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, short-term loans, notes payable, accounts payable, income tax payable and accrued expenses approximate fair value because of their short maturities.

(2) The fair value of marketable securities, long-term investments and bonds payable is based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net equities of the investee companies are used as fair value.

(3) The carrying value of long-term loans approximates the fair value as the loans bear floating rates.

26. Segment Information

(1) Operations in different industries

The Company operates principally in one industry. The Company's major operation is the manufacture of semiconductor products.

(2) Operations in different geographic areas

	For the year ended December 31,					
	1999		2000		2001	
	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets	Net operating revenues	Long-lived assets
	NT$'000	NT$'000	NT$'000	NT$'000	NT$'000	NT$'000
Taiwan	17,074,544	38,102,529	29,331,178	154,190,745	20,205,163	157,851,031
Asia, excluding Taiwan	6,841,990	6,553,524	13,328,814	11,585,225	9,170,626	15,015,062
North America	6,992,267	115,965	50,452,837	123,529	26,394,408	120,366
Europe and others	2,826,050	-	22,496,510	-	14,046,602	-
	33,734,851	44,772,018	115,609,339	165,899,499	69,816,799	172,986,459

27. Acquisition of UMCJ

In January 1999, the Company acquired a 48% interest in UMCJ and in March 1999, the Company and a consolidated subsidiary acquired an additional 4.3%, with an aggregate cost of approximately NT$2,598 million in cash. The resulting difference between the fair value of net assets acquired over the cash consideration has been allocated to reduce proportionately the values assigned to noncurrent assets other than long-term investments in marketable securities.

Under the terms of the purchase agreement, a loan payable of NT$14,692 million and fixed assets of NT$1,968 million were not part of the acquired net assets of Nippon Foundry and as such were not included in the purchase price allocation. Since the acquisition was consummated in the first quarter of 1999, the Company elected to consolidate the full year results and appropriately adjusted minority interests for pre-acquisition earnings, which included the net gain.

28. Acquisition of United Integrated Circuits, United Silicon, United Semiconductor and UTEK Semiconductor. The Company completed its merger with United Semiconductor, United Integrated Circuits, United Silicon and UTEK Semiconductor on January 3, 2000 through the issuance of 2,384 million shares. Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United

Silicon, UTEK Semiconductor and United Integrated Circuits and is reflected in the common stock and capital reserve in the balance sheet.

The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 1999, as if the acquisitions had been completed on January 1, 1999. The pro forma data show the effect on actual operating results prior to the acquisition and the increase in the depreciation expense as a result of a step up in the fair value of fixed assets acquired.

These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on January 1, 1999 or that may be obtained in the future.

	For year ended December 31, 1999
	NT$ million (unaudited)
Net operating revenues	57,859
Net income	12,693
Net income per share (New Taiwan dollars)	1.06
Retroactively adjusted outstanding shares of common stock (in thousands)	12,005,737

29. US GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China ("ROC GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Material GAAP differences are as follows:

(1) Compensation

	For the year ended December 31,		
Net income impact of compensation adjustments	1999	2000	2001
	NT$'000	NT$'000	NT$'000
US GAAP adjustments:			
Remuneration to directors	(95,737)	(433,039)	-
Employee bonuses			
Accrual	(786,893)	(3,429,670)	-
Adjustment to fair market value	(815,353)	(6,764,918)	(3,238,647)
Total employee bonuses	(1,602,246)	(10,194,588)	(3,238,647)
Allocation to inventories, net of allocations to inventories in prior period and sold in current period	-	1,287,138	(1,287,138)
Total net income adjustment relating to compensation	(1,697,983)	(9,340,489)	(4,525,785)

	As of December 31,		
Stockholders' equity impact of compensation adjustments	1999	2000	2001
	NT$'000	NT$'000	NT$'000
US GAAP adjustments:			
Remuneration to directors	(95,737)	(433,039)	-
Employee bonuses	(786,893)	(2,142,532)	-
Total stockholders' equity adjustment relating to compensation	(882,630)	(2,575,571)	-

Remuneration to Directors - The Company's Articles of Incorporation requires a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings in the period stockholders' approval of such payment.

Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and stockholders' equity as shown in the above schedules.

Employee Bonuses - Certain employees of the Company are entitled to bonuses in accordance with provisions of the Company's Articles of Incorporation. Employee bonuses are determined as discussed in Note 17. Employee bonuses may be granted in cash, shares, or a combination of both. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders' approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued.

Under US GAAP, employee bonus expense is initially accrued when services are rendered. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the amount initially recorded and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and shareholders' equity as shown in the above schedules. In addition, there is also a reclassification from retained earnings to capital reserve of NT$17,363 million, NT$24,128 million and NT$27,367 million at December 31, 1999, 2000 and 2001.

(2) Equity Investments - Net income variance between US GAAP and ROC GAAP

The Company's proportionate share of the income (loss) from an equity investee may differ if the equity investee's net income (loss) under ROC GAAP differs from US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include accounting for compensation, technology know-how and investment in marketable securities, etc..

(3) Marketable Securities and Long-term Investments

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities at cost. Under US GAAP Statement of Financial Accounting Standards, ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company holds marketable securities that are classified as trading securities. The portion of trading gains and losses for the years ended December 31, 1999, 2000 and 2001, on trading securities still held at each of the respective balance sheet dates were NT$328,635, NT$0 and NT$19,868, respectively.

The Company holds long-term investments in equity securities that are classified as available-for-sale securities. Information on sales of available-for-sale equity securities for the years ended December 31, 1999, 2000 and 2001, are as follows:

	Proceeds from sales	Gross realized gains	Gross realized losses
	NT$'000	NT$'000	NT$'000
For the year ended December 31, 1999	5,231,351	1,301,188	135,030
For the year ended December 31, 2000	1,755,924	488,748	62,887
For the year ended December 31, 2001	2,743,503	1,987,304	137,178

Information on available-for-sale equity securities still held at each balance sheet date is as follows:

	Fair Value	Total unrealized gains	Total unrealized losses	Net unrealized gains (losses)
	NT$'000	NT$'000	NT$'000	NT$'000
As of December 31, 1999	22,668,866	14,044,121	(934,180)	13,109,941
As of December 31, 2000	6,749,460	507,930	(2,565,123)	(2,057,193)
As of December 31, 2001	54,485,301	40,367,986	(313,750)	40,054,236

The Company did not transfer any available-for-sale securities to trading securities for any of the periods presented. The amount of gains (losses) reclassified from accumulated other comprehensive income into earnings on available-for-sale securities were NT$13,542, NT$46,229, and NT$169,049 for the years ended December 31, 1999, 2000 and 2001, respectively.

Under ROC GAAP, if an investor company invests in equity securities that are traded in an open market and uses the cost method for valuation purposes, then an investor company shall recognize losses if evidence suggests that the value of an investment has been impaired and it is unlikely that the stock price will recover. The new cost of the long-term investment is the book value after recognizing the losses. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the written-down shall be included in earnings. The new cost basis shall not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in the other comprehensive income. The Company has written down NT$415 million and NT$536 million under ROC GAAP against certain available-for-sale securities for the year ended December 31, 2000 and 2001. For US GAAP purpose, the Company further wrote down an additional NT$296 million and NT$ 3,305 million for the year ended December 31, 2000 and 2001.

Under ROC GAAP, equity investments where a company has an ownership interest of at least 20% are generally required to be accounted for under the equity method. However, when there is evidence indicating that the investor company does not have significant influence over the equity investee, despite an ownership interest of 20% or more, the investor company should not account for the equity investee under equity method. On the contrary, when there is evidence indicating that the investor company has significant influence over the equity investee's operating and financial policies, despite an ownership interest of less than 20%, the investor company will account for the equity investee under equity method. Under US GAAP, the Company is required to use the equity method of accounting for an investment in common stock when the investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. An investment (direct or indirect) of 20% or more of the voting stock of an investee leads to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. There were no significant differences between ROC GAAP and US GAAP on balance sheets as of December 31, 2000 and 2001 and on income statements for the three years ended December 31, 1999, 2000 and 2001.

(4) Treasury Stock and Gain on Disposal of Treasury Stock

Under ROC GAAP, when the Company's equity investee sells United Microelectronics stock it recognizes the gain or loss in its statement of operations. Under US GAAP, United Microelectronics equity in income (loss) of an investee is adjusted to eliminate United Microelectronics proportionate share of any such gains or losses. Further, any United Microelectronics stock owned by an investee is proportionately deducted from the investment as treasury stock.

(5) Technology Know-how

The Company entered into three joint ventures from 1995 through 1996. Both the Company and the joint venture partner contributed cash to the joint ventures. In addition, the Company contributed technological know-how to the joint ventures for shares of the joint venture companies. The technological know-how contributed has not been recognized on the Company's balance sheet, as these were internally generated intangible assets with no carrying value. Both parties mutually agreed to the value of this transferred technological know-how before the transfer of shares.

Under ROC GAAP, the Company recognized the cash contributed as the initial cost of the investment. The difference between the proportionate share of the net assets in the joint venture and the cash contributed is amortized to income over a period of five years, the estimated useful life of the technical know-how, which is the source of this difference. Further, under ROC GAAP, the joint venture recognized a value for the technology know-how as an intangible asset contributed, which is the cause of the difference between the proportionate share of the net assets and the cash contributed.

Under US GAAP, the investor initially records its joint venture investment at cost, representing the amount of cash contributed and/or net book value of non-cash assets contributed. The joint venture normally records cash investments at the amount contributed, the non-cash assets at fair value and intangible assets at the predecessor basis, which is normally zero. The difference between the proportionate share of the net assets in the joint venture and the cost of the investments is amortized to income over a period of five years. The joint venture does not recognize value for the technical know-how contributed, thus causing a difference with ROC GAAP.

This practice only applies to entities that are being consolidated or accounted for under the equity method.

(6) Convertible Bonds

When convertible securities are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the securities. Under US GAAP, as prescribed in the Emerging Issues Task Force ("EITF") Topic D-60, as amended by EITF 98-5, Accounting for the Issuance of Convertible Preferred Stock and Debt Securities with a Non-detachable Conversion Feature, such beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. That amount should be calculated at the issuance date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result, a bond discount is recognized by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. The Company recognized interest expense of NT$1,274 million from February 1994, the date of issuance of the bonds, to May 1994, the date of first conversion, relating to a NT$1.5 billion bond. The Company also recognized interest expense of NT$6,086 million from June 1994, the date of issuance of the bonds, to May 1996, the date of first conversion, relating to a US$160 million bond.

UMCJ recognized interest expense of approximate NT$800 million from May 10, 2000, the date of issuance of the bonds, to June 1, 2000, the date of first conversion, related to its ￥10 billion bond.

When a subsidiary or investee (the "Issuer") issues convertible bonds to other parties, including the parent or investor, and bonds are converted into shares of the Issuer, the parent's or investor's ownership in the Issuer may decrease. Also, the parent's or investor's ownership in the Issuer may increase upon conversion. Under ROC GAAP, this decrease or increase is treated as a one-time decrease or increase to capital reserve and /or retained earnings.

Under US GAAP, a decrease in ownership is recognized as a gain or loss in the income statement upon conversion, as long as the value of the proceeds can be objectively determined and the realization of the gain is reasonably assured at the time of conversion. Under US GAAP, for the year ended December 31, 2000 and 2001, approximately NT$141 million and nil were reclassified from capital reserve to a gain in the income statement relating to these transactions.

Further under US GAAP, an increase in ownership is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the net assets is first allocated to identifiable tangible and intangible assets and the remaining unallocated amounts to goodwill, which is amortized over their respective estimated useful lives. Under US GAAP, for the year ended December 31, 2000, the Company capitalized goodwill of NT$468.3 million related to a subsidiary's convertible bond, with NT$49.4 million and NT$93.7 million being amortized in the income statement for the years ended December 31, 2000 and 2001, respectively. Further, upon conversion of an equity investment's bond, which increased the Company's ownership, the difference of NT$519 million between the total cost of the investment and proportionate share of the net assets is being amortized over 5 years, which accounted for NT$54.8 million and NT$103.9 million for the years ended December 31, 2000 and 2001, respectively.

(7) Principle of Acquisition under the Purchase Method

Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits and is reflected in the common stock and capital reserve in the balance sheet. The Company estimated the fair value of the net assets acquired through two valuation models, profitability and net worth model, and a discounted cash flows model. They also used other considerations such as the valuation of current operations, synergies, technical knowledge and future prospects. Under US GAAP, the acquisition was accounted for using the purchase method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired creates goodwill. Goodwill is amortized on a straight-line basis over ten years. The purchase price under US GAAP was determined based on the average closing market price of United Microelectronics' stock on the five trading days beginning two days before June 16, 1999, the first day of trading after the announcement of the acquisition to determine the fair values of the shares exchanged. The purchase price was allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values at January 3, 2000, as follows (in NT$ millions):

Current assets	$38,188
Other assets	47,673
Liabilities	(43,318)
Goodwill	122,835
Purchase price	$165,378

(8) Earnings Per Share

Under ROC GAAP simple earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year. Primary earnings per share are computed by taking simple earnings per share into consideration plus additional common share equivalents. Fully diluted earnings per share are calculated by taking primary earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends issued and shares issued for employee bonuses, as described under (1) Compensation above.

Under US GAAP, basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year. Shares issued for employee bonus will affect the current year's earnings per share only. Diluted earnings per share are calculated by taking into consideration additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents.

(9) Tax Effect of US GAAP Adjustments

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, the Company would measure its income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

(10) Principles of Consolidation

Under ROC GAAP, certain 50% or more owned subsidiaries are not consolidated if they meet specific exclusion rules detailed in the accounting policies footnote. Under US GAAP, United Microelectronics consolidates those subsidiaries which were excluded from consolidation under ROC GAAP due to the exclusion rules (Fortune Venture Capital Corporation, AMIC Technology Inc., UMC Capital Corporation, United MicroMachining Corporation, and United Foundry Services Inc.) The net income and stockholders' equity variances between US GAAP and ROC GAAP for those entities are included in the adjustment for equity investments.

(11) Stock Dividends

Under ROC GAAP, stock dividends are recorded at par with a charge to retained earnings. Under

US GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The effect of these dividends would have decreased retained earnings and increased capital reserve for the years ended December 31, 1999, 2000 and 2001, by approximately NT$50,084 million, NT$127,880 million, and NT$187,416 million, respectively.

(12) Gain on Disposal of Fixed Assets

Under ROC GAAP, gains and losses from the disposal of fixed assets are both recognized in the statement of operations, with gains reclassified from retained earnings to capital reserve. However, according to amendments in ROC Company Law, such transfer of gain to capital reserve shall no longer be required with effect on January 1, 2001. Under US GAAP, the reclassification of the gain from retained earnings is not permitted. The effect of this gain would have increased retained earnings and decreased capital reserve for the years ended December 31, 1999 and 2000, by NT$41 million and NT$170 million, respectively.

(13) Gross Profit

Inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange were presented below the operating income subtotal in the statement of operations as permitted under ROC GAAP. Under US GAAP, the inventory loss provision is included in the determination of gross profit. Further, the inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange are included in the determination of operating income.

(14) Impairment of Long-lived Assets

US GAAP SFAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required, and if so, to measure the impairment. If the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognized; if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss cannot be recognized. Measurement of an impairment loss is based on the fair value of the asset. US GAAP SFAS 121 also generally requires long-lived assets and certain identifiable intangible assets to be disposed of be recorded at the lower of the carrying value or fair value less cost to sell. Based on an assessment by the Company, no impairment loss was required to be made for the Company's long-lived assets for the years ended December 31, 1999, 2000 and 2001, respectively.

(15) Reclassification of Certificates of Deposit

Under ROC GAAP, cash and cash equivalents include certificates of deposit. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. Thus, certificates of deposit with original maturities of greater than three months are classified as cash equivalents under ROC GAAP but should be included in short-term investments for trading purpose under US GAAP.

Reconciliation of Consolidated Net Income

	For the year ended December 31,			
	1999	2000	2001	
	NT$'000	NT$'000	NT$'000	US$'000
Net income, ROC GAAP	10,497,892	50,780,378	(3,157,302)	(90,209)
US GAAP adjustments:				
(1) Compensation	(1,697,983)	(9,340,489)	(4,525,785)	(129,308)
(2) Equity investments:				
(1) Compensation	(2,137,149)	(1,083,503)	(1,488,490)	(42,528)
(3) Marketable securities	395,308	(491,032)	45,989	1,314
(5) Technology know-how	-	23,344	22,928	655
(6) Convertible bonds	-	(414,886)	-	-
(4) Treasury stock	(2,004,436)	(20,547)	(10,557)	(302)
Other	184,232	(116,852)	(356,933)	(10,198)
(3) Impairment loss in marketable securities	5,137	(311,111)	(2,989,192)	(85,406)
(5) Gain on technology know-how contributed to foundry venture investee	(496,470)	828,698	-	-
(6) Adjustments due to change in interest of investee companies	-	563,311	795,851	22,739
(9) Income tax effect	-	(1,000,000)	700,000	20,000
(7) Consolidated goodwill amortization	-	(12,283,500)	(12,283,500)	(350,957)
Net income (loss), US GAAP	4,746,531	27,133,811	(23,246,991)	(664,200)
(8) Basic and diluted earnings/(loss) per share under US GAAP (in dollars)	0.55	2.20	(1.82)	(0.05)
Weighted-average number of shares outstanding (in thousands)	8,672,941	12,329,954	12,757,646	

Reconciliation of Consolidated Stockholders' Equity

	As of December 31,			
	1999	2000	2001	
	NT$'000	NT$'000	NT$'000	US$'000
Total stockholders' equity, ROC GAAP	102,619,826	219,947,947	213,322,253	6,094,922
(1) Compensation	(882,630)	(2,575,571)	-	-
(2) Equity investments:				
(1) Compensation	(576,473)	(185,497)	(157,231)	(4,492)
(3) Marketable securities - trading	(154,310)	7,157	81,634	2,332
(3) Marketable securities - available for sale	977,905	378,565	443,030	12,658
(5) Technology know-how	630,168	(81,783)	(57,398)	(1,640)
Other	(2,867)	(36,285)	(485,030)	(13,858)
Adjustment of capital reserve and retained earnings allocation for equity method	(10,037,178)	-		-
Translation adjustments	-	3,254	5,019	143
(6) Adjustments due to change in interest of investee companies	-	883,474	1,527,584	43,645
(3) Change in fair value of marketable securities	153,323	(445,758)	37,020,593	1,057,731
(4) Treasury stock	(939,810)	(461,682)	(176,221)	(5,035)
(5) Technology know-how contributed to joint venture investees	(1,911,047)	-	-	-
(7) Unamortized goodwill due to acquisition	-	110,551,500	98,268,000	2,807,657
(9) Income tax effect	-	(1,000,000)	(300,000)	(8,571)
Stockholders' equity, US GAAP	89,876,907	326,985,321	349,492,233	9,985,492

Movements in Stockholders' Equity in Accordance with US GAAP

	For the year ended December 31,			
	1999	2000	2001	
	NT$'000	NT$'000	NT$'000	US$'000
Balance at January 1,	67,890,647	89,876,907	326,985,321	9,342,438
(1) Compensation	1,057,133	7,551,811	6,668,317	190,523
(2) Adjustment of capital reserve and retained earnings accounted for under equity method	1,247,191	1,842,027	1,395,559	39,873
(3) Change in fair value of marketable securities - United Microelectronics	112,848	(599,340)	41,167,526	1,176,215
(3) Change in fair value of marketable securities - equity investees	2,021,727	(2,544,912)	1,152,094	32,917
Common stock for the conversion of convertible bonds issued	9,765,203	3,429,132	-	-
Adjustment due to change in ownership of investee companies	-	2,521,277	(344,213)	(9,835)
(4) Treasury stock	597,487	(5,159,240)	(4,599,643)	(131,418)
(4) Capital reserve from gain on disposal of treasury stock	2,004,436	20,547	296,018	8,458
Cumulative translation adjustment on foreign long-term investment	433,704	(507,778)	(128,841)	(3,681)
(5) Adjustment due to technology know-how contributed to a joint venture investee	-	1,082,349	-	-
(7) Issue new shares for the shares swapped regarding to the merger-par value	-	23,836,503	-	-
(7) Capital reserve due to merger	-	139,987,454	-	-
Shares issued for American Depository Shares	-	38,514,773	147,086	4,202
Net income (loss)	4,746,531	27,133,811	(23,246,991)	(664,200)
Balance at end of the period	89,876,907	326,985,321	349,492,233	9,985,492

Summarized US GAAP balance sheet and income statement information is presented below:

	As of December 31,		
	2000	2001	
	NT$'000	NT$'000	US$'000
Current assets	98,206,937	101,376,483	2,896,471
Noncurrent assets	323,530,876	355,502,958	10,157,227
Current liabilities	46,995,103	34,538,996	986,828
Noncurrent liabilities	38,580,034	57,253,331	1,635,810
Minority interests	9,177,355	15,594,881	445,568

	For the year ended December 31,			
	1999	2000	2001	
	NT$'000	NT$'000	NT$'000	US$'000
Net operating revenues	33,742,426	115,616,117	69,816,030	1,994,744
Cost of goods sold	(25,901,437)	(64,633,209)	(65,668,246)	(1,876,236)
Operating income (loss)	2,117,323	28,275,413	(24,223,279)	(692,094)
Net income (loss)	4,746,531	27,133,811	(23,246,991)	(664,200)

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

	As of December 31,		
	2000	2001	
	NT$'000	NT$'000	US$'000
Cash and Cash Equivalents:			
As reported under ROC GAAP	62,470,073	76,904,068	2,197,259
Consolidation of unconsolidated subsidiaries	91,297	564,450	16,127
Reclassification to short-term investments	(2,211,085)	(19,642,617)	(561,217)
As adjusted under US GAAP	60,350,285	57,825,901	1,652,169
Marketable Securities:			
As reported under ROC GAAP	-	1,286,434	36,755
Consolidation of unconsolidated subsidiaries	31,334	-	-
Reclassification from cash & cash equivalents	2,211,085	19,642,617	561,217
Investments in marketable securities	12,480	19,868	568
As adjusted under US GAAP	2,254,899	20,948,919	598,540

	As of December 31,		
	2000	2001	
	NT$'000	NT$'000	US$'000
Long-term Investments:			
As reported under ROC GAAP	39,514,759	40,756,678	1,164,477
Consolidation of unconsolidated subsidiaries	(133,631)	(299,951)	(8,570)
Equity investments compensation	(185,497)	(157,231)	(4,492)
Change in fair value of marketable securities	(445,758)	37,000,725	1,057,164
Treasury stock	(461,682)	(176,221)	(5,035)
Equity investments	731,745	915,770	26,164
As adjusted under US GAAP	39,019,936	78,039,770	2,229,708
Other Assets:			
As reported under ROC GAAP	1,063,524	1,708,359	48,810
Consolidation of unconsolidated subsidiaries	8,535	2,756	79
As adjusted under US GAAP	1,072,059	1,711,115	48,889
Goodwill:			
As reported under ROC GAAP	-	-	-
Goodwill upon conversion of convertible bonds	420,409	325,302	9,294
Goodwill due to acquisition	110,551,500	98,268,000	2,807,657
As adjusted under US GAAP	110,971,909	98,593,302	2,816,951
Accrued Expenses:			
As reported under ROC GAAP	4,882,225	5,460,428	156,012
Consolidation of unconsolidated subsidiaries	1,271	(3,051)	(87)
Compensation	3,862,709	-	-
As adjusted under US GAAP	8,746,205	5,457,377	155,925

Cash Flows Information

	For the year ended December 31,			
	1999	2000	2001	
	NT$'000	NT$'000	NT$'000	US$'000
Cash flows from operating activities, ROC GAAP	10,977,372	68,077,184	39,756,351	1,135,896
Payments made for directors' remuneration	(35,040)	(95,737)	(433,039)	(12,373)
Difference due to principles in consolidation	245,779	(4,327)	31,012	886
Cash flows from operating activities, US GAAP	11,188,111	67,977,120	39,354,324	1,124,409
Cash flows from investing activities, ROC GAAP	(20,837,249)	(73,682,697)	(43,257,044)	(1,235,915)
Net effect of certificates of deposit reclassified to short-term investment	5,259,719	66,175	(17,431,532)	(498,044)
Difference due to principles in consolidation	(1,504,382)	100,628	429,379	12,268
Cash flows from investing activities, US GAAP	(17,081,912)	(73,515,894)	(60,259,197)	(1,721,691)
Cash flows from financing activities, ROC GAAP	9,486,358	41,410,673	18,615,496	531,871
Payments made for directors' remuneration	35,040	95,737	433,039	12,373
Difference due to principles in consolidation	163,361	(118,900)	-	-
Cash flows from financing activities, US GAAP	9,684,759	41,387,510	19,048,535	544,244
Foreign exchange effect, ROC GAAP	377,157	(137,522)	(680,808)	(19,452)
Difference due to principles in consolidation	(3,882)	(88,799)	12,762	365
Foreign exchange effect, US GAAP	373,275	(226,321)	(668,046)	(19,087)
Net increase in cash and cash equivalents, ROC GAAP	3,638	35,667,638	14,433,995	412,400
Net effect of certificates of deposit reclassified to short-term investment	5,259,719	66,175	(17,431,532)	(498,044)
Difference due to principles in consolidation	(1,099,124)	(111,398)	473,153	13,519
Net increase (decrease) in cash and cash equivalents, US GAAP	4,164,233	35,622,415	(2,524,384)	(72,125)
Cash and cash equivalents at the beginning of the period, US GAAP	20,563,637	24,727,870	60,350,285	1,724,294
Cash and cash equivalents at the end of the period, US GAAP	24,727,870	60,350,285	57,825,901	1,652,169

ADDITIONAL US GAAP DISCLOSURES

Comprehensive Income

Comprehensive income under ROC GAAP for the years ended December 31, 1999, 2000 and 2001 and accumulated other comprehensive income balances as of December 31, 1999, 2000 and 2001 are summarized as follows:

	For the year ended December 31,			
	1999	2000	2001	
	NT$'000	NT$'000	NT$'000	US$'000
Net income (loss) after tax under ROC GAAP	10,497,892	50,780,378	(3,157,302)	(90,209)
Other comprehensive income (loss):				
Recovery on decline in market value of long-term investment during the period	-	-	-	-
Unrealized holding (loss) gain on investment during the year	(268,988)	(1,194,849)	1,514,297	43,266
Unrealized holding gain (loss) on investments of invested companies during the year	393,074	(750,982)	280,051	8,001
Cumulative translation adjustment on equity investment	433,704	(511,032)	(184,672)	(5,276)
Other comprehensive income (loss)	557,790	(2,456,863)	1,609,676	45,991
Comprehensive income (loss)	11,055,682	48,323,515	(1,547,626)	(44,218)
Accumulated other comprehensive income (loss) balances:				
Unrealized holding loss on investment during the year	(319,448)	(1,514,297)	-	-
Unrealized holding loss on investments of invested companies during the year	-	(750,982)	(470,931)	(13,455)
Cumulative translation adjustment on equity investment	535,234	24,202	(160,470)	(4,585)
Accumulated other comprehensive income (loss)	215,786	(2,241,077)	(631,401)	(18,040)

Under ROC tax legislation, companies are not assessed for tax on capital gains (or losses) arising from the sale of investments, as such there is no tax effect recorded for the components of other comprehensive income.

Concentration of credit risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institution. The Company's revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the year ended December 31, 2000 and 2001, the Company distributes its products on a global basis but mainly to customers in North America (43.64% and 37.81%, respectively), Asia (36.90% and 42.07%, respectively,) and Europe and others (19.46% and 20.12%, respectively). The Company's sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. Only one customer's whose revenue represented 12% and 11% of the consolidated revenue for the year ended December 31, 2000 and 2001, respectively. The Company routinely assesses the financial strength of substantially all customers. For significant domestic sale, the Company also required certain collateral to mitigate the credit risk.

Adoption of SFAS No. 133

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133 on January 1, 2001 did not result in any adjustment to the statement of net income or charge to other comprehensive income.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment of Disposal of Long-lived Assets". The Company is currently evaluating the effect that implementation of SFAS No. 141 and 142 will have on its financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of APB Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The adoption of SFAS No. 144 on January 1, 2002, is not expected to have a material effect on the Company's financial position or results of operations.

EXHIBITS

- Consents of PricewaterhouseCoopers
- Consent of Diwan, Ernst & Young
- Consent of PricewaterhouseCoopers LLP
- Consent of ChuoAoyama Audit Corporation
- Consents of C.G. Uhlenberg LLP
- Independent Auditor's Report of Unipac Optoelectronics Corporation by Diwan, Ernst & Young (7)
- Independent Auditor's Report of Novatek Microelectronics Corporation by Diwan, Ernst & Young (8)
- Independent Auditor's Report of Integrated Technology Express Inc. by Diwan, Ernst & Young (9)
- Independent Auditor's Report of Faraday Technology Corporation by Diwan, Ernst & Young (10)
- Independent Auditor's Report of Mediatek Incorporation by Diwan, Ernst & Young (11)
- Independent Auditor's Report of Hsun Chieh Investment Co., Ltd. by Diwan, Ernst & Young (12)
- Independent Auditor's Report of United MicroMachining Corporation by C.G. Uhlenberg LLP (13)
- Independent Auditor's Report of AMIC Technology, Inc. by C.G. Uhlenberg LLP (14)
- Independent Auditor's Report of AMIC Technology (Taiwan) Incorporation by Diwan, Ernst & Young (15)

---

(7) Incorporated by reference to Exhibit 99.1 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(8) Incorporated by reference to Exhibit 99.2 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(9) Incorporated by reference to Exhibit 99.3 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(10) Incorporated by reference to Exhibit 99.4 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(11) Incorporated by reference to Exhibit 99.5 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(12) Incorporated by reference to Exhibit 99.6 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(13) Incorporated by reference to Exhibit 99.7 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(14) Incorporated by reference to Exhibit 99.8 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(15) Incorporated by reference to Exhibit 99.10 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: March 29, 2002

By 

Stan Hung
Chief Financial Officer

EXHIBITS

- Consents of PricewaterhouseCoopers
- Consent of Diwan, Ernst & Young
- Consent of PricewaterhouseCoopers LLP
- Consent of ChuoAoyama Audit Corporation
- Consents of C.G. Uhlenberg LLP
- Independent Auditor's Report of Unipac Optoelectronics Corporation by Diwan, Ernst & Young (7)
- Independent Auditor's Report of Novatek Microelectronics Corporation by Diwan, Ernst & Young (8)
- Independent Auditor's Report of Integrated Technology Express Inc. by Diwan, Ernst & Young (9)
- Independent Auditor's Report of Faraday Technology Corporation by Diwan, Ernst & Young (10)
- Independent Auditor's Report of Mediatek Incorporation by Diwan, Ernst & Young (11)
- Independent Auditor's Report of Hsun Chieh Investment Co., Ltd. by Diwan, Ernst & Young (12)
- Independent Auditor's Report of United MicroMachining Corporation by C.G. Uhlenberg LLP (13)
- Independent Auditor's Report of AMIC Technology, Inc. by C.G. Uhlenberg LLP (14)
- Independent Auditor's Report of AMIC Technology (Taiwan) Incorporation by Diwan, Ernst & Young (15)

---

(7) Incorporated by reference to Exhibit 99.1 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(8) Incorporated by reference to Exhibit 99.2 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(9) Incorporated by reference to Exhibit 99.3 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(10) Incorporated by reference to Exhibit 99.4 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(11) Incorporated by reference to Exhibit 99.5 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(12) Incorporated by reference to Exhibit 99.6 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(13) Incorporated by reference to Exhibit 99.7 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(14) Incorporated by reference to Exhibit 99.8 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(15) Incorporated by reference to Exhibit 99.10 to the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.



資誠會計師事務所

新竹市科學園區創新一路11號2樓
2F, 11 Innovation Road 1,
Hsinchu, Taiwan, R.O.C.
Tel : (03)578-0205
Fax : (03)577-7985

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Form 6-K of our report dated July 25, 2000 relating to the financial statements of United Microelectronics Corporation and Subsidiaries for the year ended December 31, 1999.

PricewaterhouseCoopers

PricewaterhouseCoopers
Taipei, Taiwan

March 28, 2002



資誠會計師事務所

新竹市科學園區創新一路11號2樓
2F, 11 Innovation Road 1,
Hsinchu, Taiwan, R.O.C.
Tel : (03)578-0205
Fax : (03)577-7985

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Form 6-K of our report dated January 21, 2000 relating to the financial statements of United Semiconductor Corporation for the year ended December 31, 1999.

PricewaterhouseCoopers

PricewaterhouseCoopers
Taipei, Taiwan

March 28, 2002

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our reports with respect to the financial statements of the following Companies:

Date of Report	Name of Company
January 18, 2002	United Microelectronics Corporation
January 15, 2000	United Silicon Incorporated
January 19, 2000	UTEK Semiconductor Corporation
January 24, 2000	Unipac Optoelectronics Corporation
January 11, 2000	Novatek Microelectronics Corporation
January 11, 2000	Mediatek Incorporation
January 14, 2000	Integrated Technology Express Incorporation
January 22, 2000	Hsun Chieh Investment Co., Ltd.
January 12, 2000	Faraday Technology Corporation
January 15, 2000	United Integrated Circuits Corporation
January 7, 2000	AMIC Technology (Taiwan) Incorporation

All are used or referred to in the Form 6-K filed by United Microelectronics Corporation.

Diwan, Ernst & Young

Taipei, Taiwan,
Republic of China
March 28, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Form 6-K filed by United Microelectronics Corporation of our report dated January 12, 2001 relating to the financial statements prepared in accordance with accounting principles generally accepted in the United States of America of UMC (USA) as of and for the year ended December 31, 2000.



PricewaterhouseCoopers LLP
San Jose, California
March 27, 2002

ChuoAoyama Audit Corporation

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the reference to our report dated January 17, 2001 on the financial statements of UMCJ, formerly known as Nippon Foundry Inc., as of and for the year ended December 31, 2000 in the Form 6-K filed by United Microelectronics Corporation.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo Japan
March 28, 2002



C. G. UHLENBERG LLP

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ROBERT E. BARSANTI, C.P.A. PEGGY H. CHEN, C.P.A. JEFFREY J. IRA, C.P.A. KATHERINE CHAO, C.P.A. JULIE T. LIN, C.P.A.

Board of Directors
United Microelectronics Corporation
No. 3, Li-Hsin Road, II
Science-Based Industrial Park
Hsin-Chu City, 30077
Taiwan, ROC

Ladies and Gentlemen:

We hereby consent to the reference to our report dated January 6, 2000 relating to the financial statements of United MicroMachining Corporation, as of and for the year ended December 31, 1999 in the Form 6-K filed by United Microelectronics Corporation.

C.G. Uhlenberg LLP

C. G. Uhlenberg LLP

March 28, 2002
Redwood City, California

647 Veterans Boulevard • Redwood City, CA 94063 • Phone (650) 365-2323 • Fax (650) 365-8394
46732 Fremont Boulevard • Fremont, CA 94538 • Phone (510) 770-8680 • Fax (510) 770-8685

www.cgucpa.com



C. G. UHLENBERG LLP

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ROBERT E. BARSANTI, C.P.A. PEGGY H. CHEN, C.P.A. JEFFREY J. IRA, C.P.A. KATHERINE CHAO, C.P.A. JULIE T. LIN, C.P.A.

Board of Directors
United Microelectronics Corporation
No. 3, Li -Hsin Road, II
Science -Based Industrial Park
Hsin-Chu City, 30077
Taiwan, ROC

Ladies and Gentlemen:

We hereby consent to the reference to our report dated January 7, 2000 relating to the financial statements of AMIC Technology, Inc. and subsidiary, as of and for the year ended December 31, 1999 in the Form 6-K filed by United Microelectronics Corporation.

C.G. Uhlenberg LLP

C. G. Uhlenberg LLP

March 28, 2002
Redwood City, California

547 Veterans Boulevard • Redwood City, CA 94063 • Phone (650) 365-2323 • Fax (650) 365-8394
46732 Fremont Boulevard • Fremont, CA 94538 • Phone (510) 770-8680 • Fax (510) 770-8685

www.cgucpa.com